 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1994

                                                  REGISTRATION NO. 33-56019
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                               HUDSON FOODS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
                DELAWARE                               71-0427616
      (STATE OR OTHER JURISDICTION                  (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)              IDENTIFICATION NO.)
                                1225 HUDSON ROAD
                             ROGERS, ARKANSAS 72756
                                 (501) 636-1100
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                                JAMES T. HUDSON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               HUDSON FOODS, INC.
                                1225 HUDSON ROAD
                             ROGERS, ARKANSAS 72756
                                 (501) 636-1100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                        COPIES OF ALL CORRESPONDENCE TO:
      C. DOUGLAS BUFORD, JR., ESQ.              JOEL S. KLAPERMAN, ESQ.
       WRIGHT, LINDSEY & JENNINGS                 SHEARMAN & STERLING
  200 WEST CAPITOL AVENUE, SUITE 2200             599 LEXINGTON AVENUE
      LITTLE ROCK, ARKANSAS 72201               NEW YORK, NEW YORK 10022
             (501) 371-0808                          (212) 848-4000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                           PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF        AMOUNT         MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED           REGISTERED(1)   PER SHARE (2)  PRICE(2)        FEE
- -----------------------------------------------------------------------------------
 Class A common stock,
  $.01 par value per
  share................   4,600,000 shares     $21.19     $97,474,000 $33,612.00(3)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Includes 600,000 shares subject to the exercise of the Underwriters' over-allotment option.
(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices reported for October 7, 1994.

(3) Filing fee of $33,612.00 paid upon the initial filing of the Registration Statement on October 13, 1994.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Class A common stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Class A common stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will contain different front and back cover pages, a different inside cover page and a different section entitled "Underwriting." The U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein has been labeled "Alternate Page for International Prospectus."

  If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, ten copies of each of the Prospectuses in the forms in which they are used will be filed with the Securities and Exchange Commission.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

              PRELIMINARY PROSPECTUS DATED NOVEMBER 10, 1994

PROSPECTUS
                                4,000,000 SHARES

                                      LOGO
                         [LOGO OF HUDSON APPEARS HERE]
                              CLASS A COMMON STOCK

                                  -----------

  Of the 4,000,000 shares of Class A common stock offered hereby, 2,500,000 shares are being sold by Hudson Foods, Inc. ("Hudson" or the "Company") and 1,500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

  Of the 4,000,000 shares of Class A common stock offered hereby, 3,200,000 shares are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 800,000 shares are being offered in a concurrent offering outside the United States and Canada by the International Underwriters (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for the Offerings. See "Underwriting."

  The Company's Class A common stock is listed on the New York Stock Exchange, Inc. under the symbol "HFI." On November 8, 1994, the last reported sale price of the Class A common stock on the New York Stock Exchange was $22 5/8. See "Price Range of Common Stock."
                                  -----------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                              PRICE TO     UNDERWRITING   PROCEEDS TO         PROCEEDS TO
                                               PUBLIC      DISCOUNT (1)    COMPANY (2)  SELLING STOCKHOLDERS (2)
- ----------------------------------------------------------------------------------------------------------------
Per Share.................................    $              $              $                   $
- ----------------------------------------------------------------------------------------------------------------
Total(3)..................................  $              $              $                  $
- ----------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the offering estimated at $           payable
    by the Company and $            payable by the Selling Stockholders.
(3) One of the Selling Stockholders has granted each of the U.S. Underwriters and the International Underwriters an option exercisable within 30 days after the date hereof to purchase up to 480,000 and 120,000 additional shares of Class A common stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will
    be $          , $           and $          , respectively. See
    "Underwriting."
                                  -----------
  The shares of Class A common stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A common stock will be made in
New York, New York on or about           , 1994.
                                  -----------
MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                                       A.G. EDWARDS & SONS, INC.
                                  -----------
                The date of this Prospectus is            , 1994

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Class A common stock offered hereby. The Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto. For further information with respect to the Company and such Class A common stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, including exhibits and schedules thereto, such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: 7 World Trade Center (13th Floor), New York, New York 10048; and Suite 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. In addition, copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates.

  The Company's Class A common stock is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 1994; (ii) the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 1993; (iii) the Company's proxy statement for its annual meeting of stockholders held on February 11, 1994;
(iv) the Company's Form 10-Q for the quarter ended January 1, 1994; (v) the Company's Form 10-Q for the quarter ended April 2, 1994; (vi) the Company's Form 10-Q for the quarter ended July 2, 1994; (vii) the description of the Class A common stock contained in the Company's Form 8-A Registration Statement filed January 22, 1986, as amended by Form 8 filed January 19, 1987; (viii) the Company's Form 8-K filed October 13, 1994; and (ix) the Company's Form 8-K filed October 28, 1994.

  All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus, and to be a part hereof from the date of filing such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Tommy D. Reynolds, Secretary, Hudson Foods, Inc., P.O. Box 777, Rogers, Arkansas 72757-0777, (501) 636-1100.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless indicated otherwise, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  Hudson is a major U.S. producer of further-processed poultry and meat products with sales for fiscal 1994 of over $1 billion. The Company was established in 1972 as a regional poultry company selling commodity-type products. Through sales growth and product line expansion, Hudson has grown into one of the country's largest domestic poultry producers. In recent years the Company has implemented a strategy to increase sales of further-processed poultry products, to increase sales to targeted large customers under supply and pricing arrangements that yield more stable profit margins and to diversify its product line to include non-poultry products. The Company's product lines and their percentage of total sales for fiscal 1994 were: chicken, 51.2%; portioned entrees, 16.9%; luncheon meats, 15.8%; turkey, 10.9%; and other products, 5.2%. The Company's products are marketed nationwide to club store chains, fast food chains and full service restaurants, retail supermarket chains, prepared food companies, and various institutional customers. Its largest customers are Wal-Mart Stores, Inc. ("Wal-Mart"), including its Sam's Club division, and the Burger King system. The Company is also a principal supplier to the Boston Chicken system.

  The Company continues to implement the following business strategies:

  . Increasing sales of further-processed poultry products. The production and sale of further-processed products reduces the influence of feed grain costs on the Company's profitability. As additional processing is performed, this cost becomes a decreasing percentage of a product's total production cost. The sales prices of further-processed products also fluctuate less than commodity poultry prices. In implementing this strategy, Hudson has expanded, upgraded and modified most of its poultry production facilities to accommodate the production of further-processed items.

  . Increasing sales represented by cost-plus or firm-price sales arrangements. Sales under cost-plus or firm-price arrangements generally lead to more stable margins. To increase its sales under such arrangements, the Company has recently agreed to customize specific production facilities to meet a portion of the production requirements of the Burger King system and the Boston Chicken system. In turn, these customers have entered into long-term supply agreements with cost-plus or firm-price arrangements.

  . Developing foodservice and club store sales. Sales to foodservice and club store customers involve higher and more predictable volumes. In recent years the Company expanded its production facilities and marketing staff to focus on these customers. Over the past three fiscal years sales to these customers have increased more than 51%.

  . Diversifying the portioned entree and luncheon meat product lines. By increasing the breadth of its product line, the Company is able to develop new customers and further penetrate existing accounts. The Company has implemented this strategy primarily through acquisition and expansion of existing portioned entree and luncheon meat brands such as Pierre(TM), Ohse(R), Schweigert(R) and Roegelein(R).

  . Increasing international sales. Due to U.S. consumers' preference for chicken breast meat the Company has targeted international markets to generate sales of leg quarters. In 1992, the Company established an international sales department to expand the volume of leg quarters and other products sold abroad. As a result of this effort, sales in these markets have grown from less than 1% of total sales in fiscal 1991 to more than 5% for fiscal 1994.

  . Assessing appropriate acquisition opportunities. The Company continues to assess appropriate acquisition opportunities to satisfy growing customer demands and to continue to broaden the Company's product base.

  On October 12, 1994, Hudson entered into a five-year, cost-plus supply agreement with Boston Chicken, Inc., ("Boston Chicken") a franchisor and operator of food service stores specializing in complete meals featuring rotisserie roasted chicken. The agreement provides for Boston Chicken to purchase 100% of the capacity of two Hudson chicken processing plants. One plant in Dexter, Missouri will be expanded to process approximately 650,000 chickens per week and is expected to begin production for Boston Chicken in the spring of 1995. The other plant will be part of an integrated chicken processing complex to be built near Henderson, Kentucky. The Henderson plant is expected to begin production for Boston Chicken in the spring of 1996, with initial production averaging 325,000 chickens per week. When the Henderson plant reaches full capacity, scheduled for 1998, its production is expected to average 1.3 million chickens per week. The Company currently processes approximately 4.3 million chickens per week.

  The Company is nearing completion of a hamburger processing plant in Columbus, Nebraska. The Burger King system has committed to purchase for a multi-year period a majority of the capacity of this facility. These sales will be made to the Burger King system at a formula price plus raw material costs. In addition, the Company is a minority co-investor with the Burger King Corporation and SBS Processing, Inc. in a second hamburger plant currently being constructed in Petersburg, Virginia.

  The Company's executive offices are located at 1225 Hudson Road, Rogers, Arkansas 72756, and its telephone number is (501) 636-1100.

                               THE OFFERINGS

Class A common stock offered by the
 Company..............................  2,500,000 shares
Class A common stock offered by the
 Selling Stockholders.................  1,500,000 shares
Common stock to be outstanding after
 the Offerings:
  Class A............................. 12,599,524 shares (1)
  Class B.............................  7,002,834 shares
Use of proceeds....................... To finance capital expenditures and for general corporate purposes
New York Stock Exchange symbol........ HFI
Dividend policy....................... Currently, $.03 per share per quarter on
                                       Class A common stock and $.025 per share
                                       per quarter on Class B common stock. See
                                       "Dividend Policy."

- --------

(1) Excludes 482,309 shares of Class A common stock reserved for issuance and exercisable under the Company's stock option plans as of October 1, 1994.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data of the Company for the five fiscal years ended October 1, 1994. The information has been derived from the consolidated financial statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. This data should be read in conjunction with the Company's consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition." The Company's fiscal year is a 52- or 53-week period ending each year on the Saturday closest to September 30.

                                           FISCAL YEAR ENDED (AS RESTATED)(1)
                          --------------------------------------------------------------------
                          SEPT. 29, 1990 SEPT. 28, 1991 OCT. 3, 1992 OCT. 2, 1993 OCT. 1, 1994
                            (52 WEEKS)     (52 WEEKS)    (53 WEEKS)   (52 WEEKS)   (52 WEEKS)
                          -------------- -------------- ------------ ------------ ------------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Sales...................     $666,697       $765,292      $809,243     $920,545    $1,040,840
Gross profit............       60,477         74,976        76,215      118,543       155,592
Operating income........       16,830         21,196         7,775       33,922        51,139
Income before
 income taxes...........       13,850         13,529         3,641       25,417        44,987
Net income..............        8,712          8,542         2,170       15,905        26,992
Earnings per share:
 Primary................         0.60           0.58          0.15         1.01          1.62
 Fully diluted..........         0.60           0.58          0.15         1.01          1.61
Weighted average shares
 outstanding:
 Primary................       14,621         14,733        14,303       15,751        16,632
 Fully diluted..........       14,621         14,733        14,303       15,751        16,732
Cash dividends per
 share:
 Class A................     $   0.12       $   0.12      $   0.12     $   0.12      $   0.12
 Class B................         0.10           0.10          0.10         0.10          0.10
Total dividends paid....        1,537          1,513         1,503        1,706         1,796
OTHER FINANCIAL DATA:
Capital expenditures....     $ 32,446       $ 31,326      $ 46,960     $ 21,453      $ 49,161
Depreciation and
 amortization...........       14,346         16,536        17,911       22,943        22,279

                                                             OCTOBER 1, 1994
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(2)
                                                         -------- --------------
BALANCE SHEET DATA:
Working capital......................................... $100,096    $
Total assets............................................  473,180
Long-term obligations, less current portion.............   75,169
Total stockholders' equity..............................  209,189

- --------

(1) Amounts for fiscal years 1990 through 1993 have been restated for the adoption of Statement of Financial Accounting Standards No. 109. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Accounting Policies."

(2) Reflects the sale by the Company of the shares of Class A common stock in the Offerings and the retirement subsequent to October 1, 1994 of $9.3 million of 8% Convertible Subordinated Debentures of which $5.5 million were converted to 264,789 shares of common stock.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of shares of Class A common
stock offered by the Company hereby are estimated to be $        million. The
Company will not receive any proceeds from the sale of 1,500,000 shares of Class A common stock (2,100,000 shares of Class A common stock if the Underwriters' over-allotment option is exercised in full) offered by the Selling Stockholders.

  The Company intends to use a portion of the net proceeds to finance the construction of an integrated poultry processing complex near Henderson, Kentucky, dedicated to production for Boston Chicken, and a hamburger processing plant in Columbus, Nebraska, dedicated to production for the Burger King system, and for general corporate purposes. Pending application of the proceeds as described above, the Company intends to invest in short-term, interest-bearing bank deposits, repurchase obligations and governmental securities. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                DIVIDEND POLICY

  The Company's Board of Directors has declared cash dividends every fiscal quarter since the Company's initial public offering in February 1986. Since April 1987, the Board has declared quarterly dividends of $.03 per share of Class A common stock and $.025 per share of Class B common stock. The Company's certificate of incorporation restricts the per share dividends declared and paid on Class B common stock to not more than 90% of the per share dividends declared and paid on Class A common stock.

  Payment of future dividends will depend upon the Company's financial condition, results of operations and other factors deemed relevant by the Board of Directors. Additionally, the Company has entered into certain loan agreements that restrict its ability to pay dividends. The Company's primary credit facility restricts dividend payments to a maximum of $2.75 million in any fiscal year.

                          PRICE RANGE OF COMMON STOCK

  The Company's Class A common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "HFI." The following table sets forth on a per share basis, for the period indicated, the high and low sales prices of the Class A common stock as reported on the NYSE composite tape.

      FISCAL 1993                                                 HIGH     LOW
      -----------                                                ------- -------
      First Quarter............................................. $14     $ 7 1/2
      Second Quarter............................................  15 3/8  10 3/8
      Third Quarter.............................................  13 7/8  10 1/4
      Fourth Quarter............................................  11 3/8  10 1/4
      FISCAL 1994
      -----------
      First Quarter.............................................  13 1/2  10 5/8
      Second Quarter............................................  16 5/8  11 1/8
      Third Quarter.............................................  18 3/8  12 3/4
      Fourth Quarter............................................  25 1/8  17 7/8
      FISCAL 1995
      -----------
      First Quarter (through November 8, 1994)..................  24 1/2  20 3/4

  On November 8, 1994, the closing price of the Class A common stock on the NYSE was $22 5/8 per share. At November 7, 1994, 8,599,524 shares of Class A common stock were outstanding; these shares were held by approximately 1,314 holders of record.

  The Class B common stock is not traded on the NYSE or any other exchange, and the Company is not aware of any public market for such shares. At November 7, 1994, 8,502,834 shares of Class B common stock were outstanding; these shares were held by approximately 21 holders of record.

                                CAPITALIZATION

  The following table sets forth unaudited information regarding the capitalization of the Company as of October 1, 1994, and as adjusted to give effect to (i) the sale by the Company of the shares of the Class A common stock in the Offerings and the application of the net proceeds therefrom, (ii) conversion of 1.4 million shares of Class B common stock into an equivalent number of shares of Class A common stock by certain Selling Stockholders for sale in the Offerings, and (iii) the retirement, subsequent to October 1, 1994, of $9.3 million of 8% Convertible Subordinated Debentures, of which $5.5 million were converted to 263,837 shares of Class A common stock and $26,000 were converted to 952 shares of Class B common stock. This table should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements of the Company appearing elsewhere herein. See "Index to Consolidated Financial Statements."

                                                             OCT. 1, 1994
                                                      --------------------------
                                                        (DOLLARS IN THOUSANDS)
                                                       ACTUAL      AS ADJUSTED
                                                      -----------  -------------
Long-term obligations (less current portion)(1)...... $    75,169   $
                                                      -----------   -----------
Stockholders' equity:
  Common stock:
   Class A, $.01 par value, issued 9,233,893 shares
    (13,397,730 shares as adjusted)(2)...............          92
   Class B, $.01 par value, issued 8,501,882 shares
    (7,102,834 shares as adjusted)...................          85
  Additional capital.................................      97,505
  Retained earnings..................................     122,923
  Treasury stock, at cost (933,854 Class A shares)...     (11,416)
                                                      -----------   -----------
  Total stockholders' equity.........................     209,189
                                                      -----------   -----------
Total capitalization................................. $   284,358   $
                                                      ===========   ===========

- --------
(1) See Note 6 of Notes to Consolidated Financial Statements.

(2) Excludes 482,309 shares of Class A common stock reserved for issuance and exercisable under the Company's stock option plans as of October 1, 1994.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data of the Company for the five fiscal years ended October 1, 1994. The information has been derived from the consolidated financial statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. This data should be read in conjunction with the Company's consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition." The Company's fiscal year is a 52- or 53-week period ending each year on the Saturday closest to September 30.


                                          FISCAL YEAR ENDED (AS RESTATED)(1)
                         --------------------------------------------------------------------
                         SEPT. 29, 1990 SEPT. 28, 1991 OCT. 3, 1992 OCT. 2, 1993 OCT. 1, 1994
                           (52 WEEKS)     (52 WEEKS)    (53 WEEKS)   (52 WEEKS)   (52 WEEKS)
                         -------------- -------------- ------------ ------------ ------------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Sales...................    $666,697       $765,292      $809,243     $920,545    $1,040,840
Cost of sales...........     606,220        690,316       733,028      802,002       885,248
                            --------       --------      --------     --------    ----------
Gross profit............      60,477         74,976        76,215      118,543       155,592
Selling.................      27,270         37,135        49,907       63,926        78,698
General and
administrative..........      16,377         16,645        18,533       20,695        25,755
                            --------       --------      --------     --------    ----------
Operating income........      16,830         21,196         7,775       33,922        51,139
Interest................       7,571          9,073         8,476        7,975         6,152
Other, net..............      (4,591)        (1,406)       (4,342)         530           --
                            --------       --------      --------     --------    ----------
Income before income
taxes...................      13,850         13,529         3,641       25,417        44,987
Income tax expense......       5,138          4,987         1,471        9,512        17,995
                            --------       --------      --------     --------    ----------
Net income..............    $  8,712       $  8,542      $  2,170     $ 15,905    $   26,992
                            ========       ========      ========     ========    ==========
Earnings per share:
 Primary................    $   0.60       $   0.58      $   0.15     $   1.01    $     1.62
 Fully diluted..........        0.60           0.58          0.15         1.01          1.61
Weighted average shares
outstanding:
 Primary................      14,621         14,733        14,303       15,751        16,632
 Fully diluted..........      14,621         14,733        14,303       15,751        16,732
Cash dividends per
share:
 Class A................    $   0.12       $   0.12      $   0.12     $   0.12    $     0.12
 Class B................        0.10           0.10          0.10         0.10          0.10
Total dividends paid....       1,537          1,513         1,503        1,706         1,796
OTHER FINANCIAL DATA:
Capital expenditures....    $ 32,446       $ 31,326      $ 46,960     $ 21,453    $   49,161
Depreciation and
amortization............      14,346         16,536        17,911       22,943        22,279
BALANCE SHEET DATA:
Working capital.........    $ 89,822       $ 88,564      $ 81,475     $103,811    $  100,096
Total assets............     342,269        360,191       402,188      416,503       473,180
Long-term obligations,
less current portion....      89,675         97,418       125,695       88,985        75,169
Total stockholders'
equity..................     126,005        133,499       134,330      173,902       209,189

- --------

(1) Amounts for fiscal years 1990 through 1993 have been restated for the adoption of Statement of Financial Accounting Standards No. 109. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Accounting Policies."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

  Historically, the Company's operating results have been heavily influenced by two external factors: the cost to the Company of feed grains and the price received by the Company for its commodity-based finished products. These two factors have fluctuated significantly and independently. Inflation has not materially affected results of operations.

  In recent years the Company has undertaken a business strategy focused largely on the following: increased production and sale of further-processed poultry and other processed food products, and increased sales to larger customers such as club store and fast food chains. This strategy decreased the proportion of feed grain costs in relation to total cost of sales, which reduced the impact of commodity cost fluctuations. In addition, the sales prices of further-processed products are less sensitive to commodity poultry price fluctuations. Another result of this strategy has been increased sales to large customers under firm-price or cost-plus contracts utilizing dedicated plant arrangements. Although an increase in feed grain costs or a decrease in finished product prices could have an adverse effect on the Company, management believes that the implementation of this strategy has reduced the Company's vulnerability to such price fluctuations.

  While the Company believes the above factors will result in more predictable and stable profit margins, increased sales to large customers and sales of further-processed products have tended to increase costs relating to commissions, advertising, distribution, demonstration and storage expenses. For example, introductions of new products in fiscal 1992 and 1993 into Sam's Club stores, a division of Wal-Mart ("Sam's Club"), required the Company to sponsor and pay for in-store product demonstrations, thereby increasing selling expenses in those years. Although there can be no assurances, the Company expects that future selling expenses as a percentage of sales will approximate current levels.

RESULTS OF OPERATIONS

                                           PERCENTAGE OF SALES
                          -----------------------------------------------------
                                            FISCAL YEAR ENDED
                          -----------------------------------------------------
                          SEPT. 28, 1991 OCT. 3, 1992 OCT. 2, 1993 OCT. 1, 1994
                            (52 WEEKS)    (53 WEEKS)   (52 WEEKS)   (52 WEEKS)
                          -------------- ------------ ------------ ------------
Sales....................     100.0%        100.0%       100.0%       100.0%
Cost of sales............      90.2          90.6         87.1         85.1
                              -----         -----        -----        -----
Gross profit.............       9.8           9.4         12.9         14.9
Selling..................       4.8           6.1          6.9          7.5
General and
 administrative..........       2.2           2.3          2.3          2.5
                              -----         -----        -----        -----
Operating income.........       2.8           1.0          3.7          4.9
Interest.................       1.2           1.0          0.9          0.6
Other, net...............      (0.2)         (0.5)         0.1           --
                              -----         -----        -----        -----
Income before income
 taxes...................       1.8           0.5          2.7          4.3
Income tax expense.......       0.7           0.2          1.0          1.7
                              -----         -----        -----        -----
Net income...............       1.1           0.3          1.7          2.6
                              =====         =====        =====        =====

 Fiscal 1994 Compared with Fiscal 1993

  Sales from the Company's operations were $1,040.8 million for fiscal 1994, an increase of $120.3 million, or 13.1%, over fiscal 1993. The sales increase primarily resulted from the following:

  . Chicken sales increased 17.3% to $533.4 million in fiscal 1994 from $454.9 million in fiscal 1993 due to higher finished product prices, a change in the product mix to include additional further-processed and convenience products and a 13.7% increase in volume. The volume increase was primarily due to increased sales in international markets.

  . Portioned entree sales increased 22.3% to $175.5 million in fiscal 1994 from $143.5 million in fiscal 1993 primarily due to higher finished product prices and a 15.8% increase in volume which was primarily due to new sales to the Burger King system and sales of meal kit products.

  . Luncheon meat sales increased 3.0% to $164.7 million in fiscal 1994 from $159.9 million in fiscal 1993 due to higher finished product prices.

  . Turkey sales increased 12.5% to $113.2 million in fiscal 1994 from $100.6 million in fiscal 1993 due to higher finished product prices and sales of additional further-processed products.

  Cost of sales was $885.2 million for fiscal 1994, an increase of $83.2 million, or 10.4%, over fiscal 1993. As a percentage of sales, cost of sales decreased to 85.1% in fiscal 1994 from 87.1% in fiscal 1993 primarily due to a higher percentage of sales of further-processed products and improved operating efficiencies. This improvement was partially offset by a 6.9% increase in feed costs per ton.

  Gross profit was $155.6 million for fiscal 1994, an increase of $37.0 million, or 31.3%, over fiscal 1993. As a percentage of sales, gross profit increased to 14.9% in fiscal 1994 from 12.9% in fiscal 1993 largely due to the improvements described above.

  Selling and general and administrative expenses were $104.5 million in fiscal 1994, an increase of $19.8 million, or 23.4%, over fiscal 1993. As a percentage of sales, selling and general and administrative expenses increased to 10.0% in fiscal 1994 from 9.2% in fiscal 1993. This increase was due to higher advertising, distribution, demonstration, and product handling expenses primarily related to increased international sales, meal kit products and Sam's Club sales. In addition, there was an increase in incentive compensation accruals.

  Operating income was $51.1 million in fiscal 1994, an increase of $17.2 million, or 50.8%, over fiscal 1993. This increase was primarily due to the improvements in the Company's operations as described previously.

  Interest expense was $6.2 million in fiscal 1994, a decrease of $1.8 million, or 22.9%, from fiscal 1993. This decrease was due primarily to the redemption of 14% Convertible Subordinated Debentures in the second quarter of fiscal 1993.

 Fiscal 1993 Compared with Fiscal 1992

  Sales from the Company's operations were $920.5 million for fiscal 1993, an increase of $111.3 million, or 13.8%, over fiscal 1992. The sales increase primarily resulted from the following:

  . Chicken sales increased 10.2% to $454.9 million in fiscal 1993 from $412.9 million in fiscal 1992 due to higher finished product prices, changes in product mix to include additional further-processed and convenience products and a 1.3% increase in volume which was primarily due to new sales to the Burger King system, increased sales to Sam's Club and the Company's entrance into new international markets such as Russia and Eastern Europe, Mexico and Central America, Southeast Asia and the Middle East.

  . Portioned entree sales increased 34.4% to $143.5 million in fiscal 1993 from $106.8 million in fiscal 1992 due to higher finished product prices and a 27.8% increase in volume. Volume increased due to increased sales to Sam's Club and sales of new products such as meal kits and sandwiches.

  . Luncheon meat sales increased 5.3% to $159.9 million in fiscal 1993 from $151.9 million in fiscal 1992 due to increased volume of 5.5% which was partially offset by a slight decline in finished product prices.

  . Turkey sales increased 28.6% to $100.6 million in fiscal 1993 from $78.2 million in fiscal 1992 primarily due to a 32.2% increase in volume resulting from late Thanksgiving and Christmas orders placed after fiscal 1992 year-end and also increased sales of further-processed products such as deli turkey breasts. This increase was partially offset by a slight decline in finished product prices.

  Cost of sales was $802.0 million for fiscal 1993, an increase of $69.0 million, or 9.4%, over fiscal 1992. As a percentage of sales, cost of sales decreased to 87.1% in fiscal 1993 from 90.6% in fiscal 1992 primarily due to a higher percentage of further-processed product sales, a 4.2% decrease in feed costs per ton and improved operating efficiencies.

  Gross profit increased to $118.5 million for fiscal 1993, an increase of $42.3 million, or 55.5%, over fiscal 1992. As a percentage of sales, gross profit increased to 12.9% in fiscal 1993 from 9.4% in fiscal 1992 largely due to the improvements described above.

  Selling and general and administrative expenses were $84.6 million in fiscal 1993, an increase of $16.2 million, or 23.6%, over fiscal 1992. As a percentage of sales, selling and general and administrative expenses increased to 9.2% in fiscal 1993 from 8.4% in fiscal 1992. This increase was due to higher commissions, advertising, distribution, demonstration, rebates, storage and product handling expenses relating to Sam's Club sales, meal kit and portioned entree products and increased international sales.

  Operating income was $33.9 million in fiscal 1993, an increase of $26.1 million, or 336.3%, over fiscal 1992. This increase was primarily due to the improvements in the Company's operations discussed above.

 Fiscal 1992 Compared with Fiscal 1991

  Sales from the Company's operations were $809.2 million for fiscal 1992, an increase of $44.0 million, or 5.7%, over fiscal 1991. The sales increase primarily resulted from the following:

  . Chicken sales increased 9.2% to $412.9 million in fiscal 1992 from $378.1 million in fiscal 1991 due to higher finished product prices, changes in product mix to include additional further-processed and convenience products and a 3.1% increase in volume which was primarily due to increased sales to Sam's Club.

  . Portioned entree sales increased 42.8% to $106.8 million in fiscal 1992 from $74.8 million in fiscal 1991 due to higher finished product prices and a 31.7% increase in volume which was due to additional sales to Sam's Club and sales of new products.

  . Luncheon meat sales decreased 2.7% to $151.9 million in fiscal 1992 from $156.1 million in fiscal 1991 due to lower finished product prices offset by a 4.7% increase in volume.

  . Turkey sales decreased 14.3% to $78.2 million in fiscal 1992 from $91.3 million in fiscal 1991 primarily due to a 14.2% decrease in volume resulting from late Thanksgiving and Christmas orders placed after fiscal 1992 year-end.

  Cost of sales was $733.0 million for fiscal 1992, an increase of $42.7 million, or 6.2%, over fiscal 1991. As a percentage of sales, cost of sales increased to 90.6% in fiscal 1992 from 90.2% in fiscal 1991 primarily due to a 3.1% increase in feed costs per ton partially offset by sales of more further-processed products.

  Gross profit increased to $76.2 million for fiscal 1992, an increase of $1.2 million, or 1.7%, over fiscal 1991. As a percentage of sales, gross profit decreased to 9.4% in fiscal 1992 from 9.8% in fiscal 1991, largely due to the factors described above.

  Selling and general and administrative expenses were $68.4 million in fiscal 1992, an increase of $14.7 million, or 27.3%, over fiscal 1991. As a percentage of sales, selling and general and administrative expenses increased to 8.4% in fiscal 1992 from 7.0% in fiscal 1991. This increase was due to higher commissions, advertising, distribution, demonstration and storage expenses relating to portioned entree, luncheon meat and Sam's Club sales.

  Operating income was $7.8 million in fiscal 1992, a decrease of $13.4 million, or 63.3%, from fiscal 1991. This decrease was primarily due to the items discussed above.

  Other, net for fiscal 1992, includes $3.9 million of casualty gains from insurance proceeds received in excess of the book value of assets destroyed by fire.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital at October 1, 1994 was $100.1 million compared with $103.8 million at October 2, 1993 and the current ratio was 1.87 to 1 and 2.28 to 1 at October 1, 1994 and October 2, 1993, respectively. The Company's total capitalization, as represented by long-term obligations plus stockholders' equity, was $284.4 million on October 1, 1994, compared with $262.9 million on October 2, 1993. Long-term obligations represented 26.4% and 33.8% of total capitalization on October 1, 1994 and October 2, 1993, respectively.

  Notes payable due under the Company's unsecured credit agreements were $16.8 million on October 1, 1994 compared with no outstanding balance on October 2, 1993. Notes payable increased due to the higher levels of capital spending during fiscal 1994. Total long-term obligations decreased $13.8 million as a result of $8.1 million of 8% Convertible Subordinated Debentures that were converted into Class A common stock and scheduled long-term debt repayments of $5.7 million.

  Class A common stock and additional capital increased $9.9 million to $97.6 million at October 1, 1994 from $87.7 million at October 2, 1993. The increase was due primarily to $8.1 million of 8% Convertible Subordinated Debentures converted into common stock, stock options exercised under the Company's Stock Option Plan and stock issued under the Company's Employee Stock Purchase Plan (from treasury stock).

  The Company's cash flow provided by operating activities was $36.3 million for fiscal 1994 compared with $29.0 million for fiscal 1993. The increase was due primarily to higher net income.

  For fiscal 1994 and 1993, the Company had capital expenditures of $49.2 million and $21.5 million, respectively. Those expenditures were primarily for upgrading and expanding production facilities and related equipment. The capital expenditures have been financed by operations, borrowings under the Company's credit agreement and/or lease arrangements.

  The Company recently announced plans to build a new chicken complex near Henderson, Kentucky the capacity of which will be dedicated to Boston Chicken. Additionally, during the third quarter of fiscal 1994, the Company began construction of a beef processing plant in Columbus, Nebraska that will supply hamburger patties to the Burger King system. It is expected that during fiscal 1995 capital expenditures for these and other projects will be approximately $94.0 million. To achieve this level of capital expenditures, the Company will be required to obtain waivers from certain lenders. Management believes that such waivers will be obtained. However, there can be no assurance that such waivers will be granted. The capital expenditures will be financed by operations, borrowings under the Company's credit agreements, lease arrangements and proceeds of the Offerings.

  Historically, the Company's operations have been financed through internally generated funds, borrowings, lease arrangements and the issuance of common stock. On April 26, 1994, the Company entered into a $100 million unsecured revolving credit agreement that expires June 30, 1997. At October 1, 1994, the Company had available under this agreement $85.0 million. The credit agreement, among other things, limits the payment of dividends to approximately $2.8 million in any fiscal year and limits annual capital expenditures and lease obligations. It requires the maintenance of minimum levels of working capital and tangible net worth and that the current ratio, leverage ratio and cash flow coverage ratio be maintained at certain levels. It also limits the creation of new secured debt to $25.0 million and new unsecured short-term debt with parties outside the credit agreement to $20.0 million. Additionally, an event of default will exist if the aggregate outstanding voting power of James T. Hudson and his immediate family in the Company is reduced below 51%.

  On May 18, 1994, the Company entered into an unsecured term loan agreement with a financial institution giving the Company the right to borrow up to $50.0 million of senior notes fixed at a rate to be determined at drawdown. The Company had not borrowed under the agreement at October 1, 1994. The agreement expires February 24, 1996.

  On July 8, 1994, the Company entered into an unsecured short-term line of credit agreement with a financial institution giving the Company the right to borrow up to $10.0 million. The agreement expires June 1, 1995. At October 1, 1994, the Company had $10.0 million, payable on demand, outstanding under this agreement. Additionally, on August 10, 1994, the Company entered into an unsecured short-term line of credit agreement with a financial institution giving the Company the right to borrow up to $10.0 million. Borrowings under this agreement, if any, are due and payable within 30 days. The Company had not borrowed under this agreement at October 1, 1994.

TAX MATTERS

  The Internal Revenue Service has examined the Company's 1989 and 1990 federal income tax returns and has issued a notice of deficiency asserting additional taxes of $22.4 million and penalties of $5.8 million. If an assessment is ultimately upheld, it will result in the acceleration of previously recorded deferred income taxes. However, since most of the items in dispute relate to the timing of the recognition of income or deductions, a portion of the income taxes for years subsequent to 1990 would be refundable. Management is contesting the notice of deficiency and the case has been docketed for a hearing in early 1995 in federal tax court. Management believes that ultimate resolution of these matters will not have a material impact on the Company's financial position or results of operations.

ACCOUNTING POLICIES

  Beginning in fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires that deferred tax liabilities and assets be recognized for any difference between the tax basis of assets and liabilities and their financial reporting amounts measured by using presently enacted tax laws and rates. The Company elected to apply the provisions of SFAS 109 retroactively to September 28, 1986.

  The Company uses the farm price method of inventory valuation for income tax reporting which results in current deferred income taxes for financial reporting. The Company anticipates that it will be able to maintain its inventory at current levels and, accordingly, does not expect a significant portion of the current deferred income tax to be paid in the near future.

                                    BUSINESS

GENERAL

  Hudson is a major U.S. producer of further-processed poultry and meat products with sales for fiscal 1994 of over $1 billion. The Company was established in 1972 as a regional poultry company selling commodity-type products. Through sales growth and product line expansion, Hudson has grown into one of the country's largest domestic poultry producers. In recent years the Company has implemented a strategy to increase sales of further-processed poultry products, to increase sales to targeted large customers under supply and pricing arrangements that yield more stable profit margins and to diversify its product line to include non-poultry products. The Company's product lines and their percentage of total sales for fiscal 1994 were: chicken, 51.2%; portioned entrees, 16.9%; luncheon meats, 15.8%; turkey, 10.9%; and other products, 5.2%. The Company's products are marketed nationwide to club store chains, fast food chains and full service restaurants, retail supermarket chains, prepared food companies, and various institutional customers. Its largest customers are Wal-Mart, including Sam's Club, and the Burger King system. The Company is also a principal supplier to the Boston Chicken system.

COMPANY HISTORY

  The Company was organized in 1972 by James T. Hudson to purchase a broiler processing plant in Noel, Missouri and other related assets from the Ralston Purina Company. The Company's poultry operations grew in subsequent years through a series of acquisitions including an integrated turkey operation in 1979 and a major poultry company in 1986 which doubled Hudson's size and made it one of the nation's ten largest poultry producers. Between 1987 and 1990 the Company expanded into luncheon meats with the acquisitions of three established regional brands: Ohse, Schweigert and Roegelein. In 1990, the Company entered the market for frozen portioned entrees through the acquisition of Pierre Frozen Foods, Inc. ("Pierre") and expanded those operations in 1992 with the purchase of an additional manufacturing plant.

RECENT EVENTS

  On October 12, 1994, Hudson entered into a five-year, cost-plus supply agreement with Boston Chicken, a franchisor and operator of food service stores specializing in complete meals featuring rotisserie roasted chicken. The agreement provides for Boston Chicken to purchase 100% of the capacity of two Hudson chicken processing plants. One plant in Dexter, Missouri will be expanded to process approximately 650,000 chickens per week and is expected to begin production for Boston Chicken in the spring of 1995. The other plant will be part of an integrated chicken processing complex to be built near Henderson, Kentucky. The Henderson plant is expected to begin production for Boston Chicken in the spring of 1996, with initial production averaging 325,000 chickens per week. When the Henderson plant reaches full capacity, scheduled for 1998, its production is expected to average 1.3 million chickens per week. The Company currently processes approximately 4.3 million chickens per week.

  The Company is nearing completion of a hamburger processing plant in Columbus, Nebraska. The Burger King system has committed to purchase for a multi-year period a majority of the capacity of this facility. These sales will be made to the Burger King system at a formula price plus raw material costs. In addition, the Company is a minority co-investor with the Burger King Corporation and SBS Processing, Inc. in a second hamburger plant currently being constructed in Petersburg, Virginia.

BUSINESS STRATEGY

  The Company continues to implement the following business strategies:

  . Increasing sales of further-processed poultry products. The production and sale of further-processed products reduces the influence of feed grain costs on the Company's profitability. As additional processing is performed, this cost becomes a decreasing percentage of a product's total production cost. The sales prices of further-processed products also fluctuate less than commodity poultry prices. In implementing this strategy, Hudson has expanded, upgraded and modified most of its poultry production facilities to accommodate the production of further-processed items.

  . Increasing sales represented by cost-plus or firm-price sales arrangements. Sales under cost-plus or firm-price arrangements generally lead to more stable margins. To increase its sales under such arrangements, the Company has recently agreed to customize specific production facilities to meet a portion of the production requirements of the Burger King system and the Boston Chicken system. In turn, these customers have entered into long-term supply agreements with cost-plus or firm-price arrangements.

  . Developing foodservice and club store sales. Sales to foodservice and club store customers involve higher and more predictable volumes. In recent years the Company expanded its production facilities and marketing staff to focus on these customers. Over the past three fiscal years sales to these customers have increased more than 51%.

  . Diversifying the portioned entree and luncheon meat product lines. By increasing the breadth of its product line, the Company is able to develop new customers and further penetrate existing accounts. The Company has implemented this strategy primarily through acquisition and expansion of existing portioned entree and luncheon meat brands such as Pierre, Ohse, Schweigert and Roegelein.

  . Increasing international sales. Due to U.S. consumers' preference for chicken breast meat the Company has targeted international markets to generate sales of leg quarters. In 1992, the Company established an international sales department to expand the volume of leg quarters and other products sold abroad. As a result of this effort, sales in these markets have grown from less than 1% of total sales in fiscal 1991 to more than 5% for fiscal 1994.

  . Assessing appropriate acquisition opportunities. The Company continues to assess appropriate acquisition opportunities to satisfy growing customer demands and to continue to broaden the Company's product base.

PRODUCTS, MARKETING AND CUSTOMERS

  The following table sets forth for the periods indicated the net sales of each of the Company's major product lines.

                                        FISCAL YEAR ENDED
                      -----------------------------------------------------
                      SEPT. 28, 1991 OCT. 3, 1992 OCT. 2, 1993 OCT. 1, 1994
                        (52 WEEKS)    (53 WEEKS)   (52 WEEKS)   (52 WEEKS)
                      -------------- ------------ ------------ ------------
                                            (IN MILLIONS)
Chicken(1)...........     $378.1        $412.9       $454.9      $  533.4
Portioned entrees....       74.8         106.8        143.5         175.5
Luncheon meats.......      156.1         151.9        159.9         164.7
Turkey(1)............       91.3          78.2        100.6         113.2
Other................       65.0          59.4         61.6          54.0
                          ------        ------       ------      --------
  Total sales........     $765.3        $809.2       $920.5      $1,040.8
                          ======        ======       ======      ========

- --------
(1) The sales figures for chicken and turkey do not include poultry products processed and sold as luncheon meats and portioned entrees.

  The following table sets forth for the periods indicated the net sales to each of the Company's customer groups.

                                            FISCAL YEAR ENDED
                          -----------------------------------------------------
                          SEPT. 28, 1991 OCT. 3, 1992 OCT. 2, 1993 OCT. 1, 1994
                            (52 WEEKS)    (53 WEEKS)   (52 WEEKS)   (52 WEEKS)
                          -------------- ------------ ------------ ------------
                                              (IN MILLIONS)
Foodservice and club
 stores..................     $384.2        $441.8       $538.0      $  580.5
Retail...................      302.0         290.0        307.3         381.0
Other....................       79.1          77.4         75.2          79.3
                              ------        ------       ------      --------
Total sales..............     $765.3        $809.2       $920.5      $1,040.8
                              ======        ======       ======      ========

  Chicken. Per capita consumption of chicken in the United States has increased 73.5% from 1970 to 1993, as consumers have changed their diet toward foods with lower fat, cholesterol and calorie content. Chicken consumption has also increased as the convenience of further-processed chicken products has become more important to consumers, and as fast food and full-service restaurants have expanded their menus to satisfy demand for affordable, healthier foods. In response to this demand, the Company offers a wide variety of further-processed chicken products for convenient preparation and consumption at home and in restaurants.

  The Company's principal further-processed products are individually frozen boneless and bone-in chicken pieces, breaded and fried chicken breast patties, chicken breast tenderloins, chicken nuggets, buffalo-style wings and chicken cordon bleu. These products are sold primarily to club stores under the Hudson(R) brand name. Hudson's customers for individually frozen products include the nation's leading club store chains, with the largest club store customer being Sam's Club. Additionally, Hudson is a principal supplier of chicken products to the Burger King system.

  One of the Company's fastest growing further-processed products is fresh rotisserie chicken. Hudson is a principal supplier of rotisserie chickens to the Boston Chicken system and has recently announced an agreement to dedicate the production of its Dexter, Missouri plant and its planned Henderson, Kentucky plant to the requirements of that customer's system. See "Business-- Recent Events."

  In addition to further-processed products, Hudson sells ice-packed and chill-packed fresh chicken parts and whole birds. The Company's chill-packed products are marketed under the Hudson brand name. Hudson's ice-packed products are sold in bulk to small and medium-sized food retailers and franchisees of fast food chains directly and through independent distributors.

  U.S. consumer preference for chicken breast meat has led the Company to develop a marketing strategy for leg quarters that targets international markets, such as Russia and Eastern Europe, Mexico and Central America, Southeast Asia and the Middle East. The Company has established a sales office and distribution center in Gdynia, Poland and a sales office in Moscow, Russia. Exports accounted for 5.8% of the Company's total sales during fiscal 1994.

  Portioned Entrees. The Company entered the portioned entree business with its acquisition of Pierre in 1990. This acquisition significantly broadened the range of products offered by the Company, particularly to club store and foodservice customers. The Company has continued to develop this business, and portioned entree sales have grown from an annualized $49.1 million in fiscal 1990 to $175.5 million in fiscal 1994.

  The Company's portioned entrees consist of a full line of portion-controlled products including fried and flame-broiled hamburgers, sausage patties and links, country-fried steak, chicken nuggets and chicken patties, meal kits and related products. These products are distributed nationwide to club store chains and foodservice customers such as restaurants, employee cafeterias, colleges and universities, and health-care facilities. The Company is also one of the nation's largest processors of United States Department of Agriculture ("USDA") commodity beef and pork into further-processed products for school lunch programs. In addition, the portioned entree division sells to vending machine operators and sandwich makers that service convenience stores.

  Luncheon Meats. The Company formed its luncheon meats division with the acquisition in 1987 of Ohse Meat Products and the subsequent acquisitions of the Schweigert and Roegelein luncheon meat brands. This division produces a line of further-processed meat products including luncheon meats, wieners, sausage, hams and bacon. Its principal customers consist of retail supermarket chains, cooperative supermarket warehouses and club store chains, together with foodservice customers such as restaurants, schools and other vendors. This division is a major supplier of ham to the Burger King system. Products are marketed under the Ohse, Schweigert and Roegelein brand names as well as various private labels.

  The luncheon meats division sells products, for example a line of microwaveable sandwiches, made by the portioned entree division under all three of its brand names. In turn, the luncheon meats division supplies certain products to the portioned entree division. The Company believes this synergy between the two divisions increases the profitability of both.

  Turkey. Many of the factors that led to the increase in chicken consumption in the United States also positively affected turkey consumption, which increased 119.8% on a per capita basis from 1970 to 1993. In response to this demand, in 1990 Hudson began the process of transforming the turkey division from being solely a grower and seller of whole turkeys to becoming also a supplier of further-processed turkey products, including smoked turkey, turkey sausage, turkey pastrami, turkey salami, turkey bologna and turkey ham sold under the Hudson brand name. The Company markets individually packaged whole turkeys, both fresh and frozen, during seasonal peaks under the Hudson brand name and private label. The Company's further-processed turkey products are sold primarily to retail grocery chains, delicatessens, institutional foodservice customers and club store chains. In addition, the Company has begun exporting turkey products to Mexico.

  Major Customers. The Company's sales to Wal-Mart in fiscal 1993 and fiscal 1994 constituted approximately 17.9% and 17.7% of total sales in those periods, respectively. No other customer accounted for more than 10% of the Company's sales in fiscal 1993 or fiscal 1994. However, due to recent agreements, the Company believes that sales to the Burger King system will increase significantly in fiscal 1995. The loss of either of these customers may have a material adverse effect on the Company.

PRODUCTION AND FACILITIES

  Chicken. The Company's chicken operations include breeding, hatching, rearing, ingredient procurement, feed formulation and milling, veterinary and other technical services, and related transportation and delivery services. The Company contracts with independent growers to maintain the Company's flocks of breeder chickens which have the capability of laying eggs. The Company transfers the eggs to its hatcheries. The newly hatched broiler chicks are then delivered to independent contract growers or Company owned farms where they are raised until they reach processing weight, usually within seven weeks. During the grow-out period, the Company provides growers with feed and other items, as well as supervisory and technical assistance. The broilers are then transported by the Company's trucks to its processing plants.

  The Company currently processes approximately 4.3 million chickens per week, yielding approximately 775 million pounds of dressed chicken on an annual basis. In addition, from time to time the Company purchases chicken from outside sources.

  The Company operates six chicken processing plants devoted to various phases of slaughtering, dressing, cutting, packaging, deboning and further-processing. It operates six feed mills, seven broiler hatcheries and four protein facilities.

  Portioned Entrees. The Company produces its portion controlled products at plants in Cincinnati, Ohio and Caryville, Tennessee which have annual production capacity of approximately 100 million pounds. The Company purchases its raw materials of beef and pork, and some poultry products, from outside sources.

  Luncheon Meats. The Company produces luncheon meats, wieners and sausage products at two plants, one in Topeka, Kansas, and one in Albert Lea, Minnesota. All hams and bacon for the division are produced at the plant in Wichita, Kansas. The three plants' annual production capacity for processed meat products is approximately 170 million pounds. The Company purchases its raw materials of beef and pork, and some poultry products, from outside sources.

  Turkey. The Company operates two turkey processing facilities in Springfield, Missouri one of which is a further-processing plant. These facilities have an annual capacity to produce 140 million pounds of turkey products.

COMPETITION

  The primary competitive factors in the poultry industry include price, product quality, product development, brand identification and customer service. Hudson's poultry products compete primarily with other integrated poultry companies. Some competitors have greater financial and marketing resources than the Company. Although poultry is relatively inexpensive in comparison with other meats, the Company also competes indirectly with the producers of other meats and fish, as changes in the relative prices of these foods may affect consumer buying patterns.

  The Company's portioned entree division competes with regional and national meat processing companies, some of which are divisions of fully integrated companies. Its involvement in USDA commodity conversion programs has resulted in increased marketing opportunities on a nationwide basis.

  The Ohse, Schweigert and Roegelein brands compete primarily with national and regional meat processing companies. Price and brand name recognition are important factors in the business. Through a strong marketing program and a consistent, quality product that is competitively priced, Ohse, Schweigert and Roegelein have gained strong brand name recognition in their marketing areas.

REGULATION

  The poultry industry is subject to significant government regulation, particularly in the health and environmental areas by the USDA, the Food and Drug Administration ("FDA") and the Environmental Protection Agency. The Company anticipates increased regulation by the USDA concerning food safety as well as by the FDA regarding the use of medication in feed. The Company's food processing facilities are subject to on-site examination, inspection and regulation by the USDA. The FDA inspects the production of the Company's feed mills. Compliance with applicable regulations has not had a material adverse effect upon the Company's earnings or competitive position in the past, and is not anticipated to have a material adverse effect in the future. Management believes that the Company is in substantial compliance with all applicable laws and regulations relating to the operation of its facilities.

  The Company takes all reasonable precautions to ensure that its flocks are healthy and that its processing plants and other facilities operate in a sanitary and environmentally sound manner. However, events beyond the control of the Company, such as an outbreak of poultry disease in its flocks or the adoption by the government of more stringent environmental regulations, could adversely affect its operations.

CONTROL BY HUDSON FAMILY

  As of November 7, 1994, there were 8,599,524 shares of Class A common stock and 8,502,834 shares of Class B common stock outstanding. James T. Hudson and his family currently own in excess of 99% of the outstanding shares of Class B common stock. Each share of Class A common stock is entitled to one vote in matters requiring a stockholder vote, while each share of Class B common stock is entitled to ten votes. Consequently, Mr. Hudson and his family hold sufficient voting power to control the outcome of matters submitted to a stockholder vote, including approval of extraordinary corporate transactions and the election of all directors, thereby insuring their ability to control the future direction and management of the Company.

                                   MANAGEMENT

  Set forth below are the names, ages, positions and certain other information concerning the current directors and executive officers of the Company as of October 1, 1994.

          NAME            AGE                      POSITION WITH COMPANY
          ----            ---                      ---------------------
James T. Hudson.........   70 Chairman of the Board of Directors and Chief Executive Officer
Michael T. Hudson.......   47 President, Chief Operating Officer and Director
Charles B. Jurgensmeyer.   50 Chief Financial Officer, Executive Vice President and Director
James R. Hudson.........   35 Vice President--Director of Transportation Division and Director
Donard W. Perkins.......   63 Vice President--Director of Broiler Division
James B. Clemmons.......   55 President--Ohse Foods Division
Joe E. Campbell.........   64 Vice President--Director of Acquisitions
Tommy D. Reynolds.......   40 Secretary and Treasurer
Elmer W. Shannon........   73 Director
Jerry L. Hitt, M.D......   48 Director
Kenneth N. May..........   63 Director
Jane M. Helmich.........   42 Director

  James T. Hudson has served as Chairman of the Board and Chief Executive Officer of the Company since its organization in February 1972. He was President of the Company from its organization until October 1985. Prior to 1972, Mr. Hudson was with Ralston Purina for 26 years, the last seven as Operating Director of the West Central Region. Mr. Hudson was also Chairman of the Board of the National Broiler Council from 1982 to 1984 and is a past President of the Arkansas Poultry Federation.

  Michael T. Hudson has served as President of the Company since October 1985 and Chief Operating Officer since August 1987. Prior to joining the Company in 1972, he was employed for two years in the Southeast Region of Ralston Purina's poultry operations. Since joining the Company, Mr. Hudson has served as Vice President--Sales, Vice President--Sales and Marketing and Vice President-- Production and he has been a Director since 1972.

  Charles B. Jurgensmeyer is Chief Financial Officer and Executive Vice President of the Company. Prior to joining Hudson in 1972, he was employed in the West Central Region of Ralston Purina's poultry operations for seven years, primarily in finance and accounting positions. Mr. Jurgensmeyer has previously served as Secretary/Treasurer and Controller of the Company and has been a Director since July 1985.

  James R. Hudson has been Vice President-Director of Transportation Division of the Company since September 1992, and previously served as the Company's Director of Fleet Operations from November 1984 until August 1992. Mr. Hudson has been a Director since November 1992 and previously served as a Director from July 1985 until December 1985.

  Donard W. Perkins has served as Vice President-Director of the Broiler Division since July 1988. Prior to joining the Company, he was Senior Vice President--Processing, Sales & Marketing for Pilgrim's Pride Corporation from 1976 to May 1983; Vice President--General Manager of Spring Valley (a division of Lane Poultry) from May 1983 to December 1986; and Senior Vice President-- Processing, Sales & Marketing for Cagle's Inc. from December 1986 until his employment with the Company.

  James B. Clemmons has served as President--Ohse Foods Division since December 1987. Prior to joining the Company, he was Product Manager for the Frozen Food Division of Armour from 1980 to 1984; Senior Product Manager for the Frozen Food Division of Armour from 1984 to 1985; and General Manager for the Frozen Food Division of Armour from 1985 until his employment with the Company.

  Joe E. Campbell has served as Vice President--Director of Acquisitions since October 1994 and served as Director of Foodservice Operations for Hudson Foods, Inc. from November 1989 to October 1994. Prior to joining Hudson he was Vice President and Chief Operating Officer for Holly Farms Food Service Inc. from 1980 to 1986, and President and Chief Executive Officer of Holly Farms Food Service Inc. from 1986 until his employment with the Company.

  Tommy D. Reynolds has been employed by the Company since May 1979 in various accounting, auditing and finance positions. He has served as Secretary and Treasurer since October 1992, and previously served as Assistant Secretary and Assistant Treasurer since 1986. Mr. Reynolds is a certified public accountant in the state of Arkansas.

  Elmer W. Shannon began service with the Company in 1972 as Marketing Manager. He retired as Vice President and Director of Marketing in April 1984 and was subsequently retained by the Company as a consultant. Mr. Shannon has been a Director since December 1986.

  Jerry L. Hitt is a physician engaged in family practice at Rogers Medical Center, Rogers, Arkansas since 1971. Dr. Hitt has been a Director since November 1989.

  Kenneth N. May is currently a consultant to the Company. Previously he was Chairman and Chief Executive Officer of Holly Farms Foods, Inc. from January 1988 through August 1989; President and Chief Executive Officer of Holly Farms Foods, Inc. from October 1985 through January 1988; and Vice President-- Research and Quality Assurance of Holly Farms Foods, Inc. from September 1973 through September 1985. Dr. May has been a Director since December 1989. Dr. May also serves as a director of Embrex, Inc.

  Jane M. Helmich is a homemaker and has been a Director since November 1992.

  Michael T. Hudson, James R. Hudson and Jane M. Helmich are the children of James T. Hudson.

                             SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership by the Selling Stockholders of the Company's classes of common stock as of November 7, 1994, and as adjusted to reflect the sale of shares of Class A common stock offered hereby by the Company and the Selling Stockholders (assuming the over-allotment option is not exercised).

                             CLASS A COMMON STOCK

                                                                              NUMBER OF
                                                                                SHARES
                                                                             BENEFICIALLY
                                                                                OWNED
                                                                              AFTER THE
                                              PERCENT OF                       OFFERING
                          NUMBER OF SHARES    CLASS OWNED    SHARES BEING   --------------
NAME                     BENEFICIALLY OWNED BENEFICIALLY(1)   OFFERED(2)     NUMBER    %
- ----                     ------------------ --------------- --------------- --------- ----
DIRECTORS AND OFFICERS
James T.
 Hudson(3)(4)(7)........     8,038,385           51.4%         1,300,000    6,738,385 36.8%
James R.
 Hudson(4)(5)(7)........       505,800            5.6            100,000      405,800  3.1
Jane M.
 Helmich(4)(5)(7).......       538,585            5.9            100,000      438,585  3.4

                             CLASS B COMMON STOCK
                                                                              NUMBER OF
                                                                                SHARES
                                                                             BENEFICIALLY
                                                                                OWNED
                                                             SHARES BEING     AFTER THE
                                              PERCENT OF       CONVERTED       OFFERING
                          NUMBER OF SHARES    CLASS OWNED     TO CLASS A    --------------
NAME                     BENEFICIALLY OWNED BENEFICIALLY(1) FOR OFFERING(2)  NUMBER    %
- ----                     ------------------ --------------- --------------- --------- ----
DIRECTORS AND OFFICERS
James T. Hudson(6)(7)...     8,500,000           99.9%         1,300,000    7,000,000 99.9%
James R. Hudson(7)......       500,000            5.9            100,000      400,000  5.7
Jane M. Helmich(7)......       500,000            5.9            100,000      400,000  5.7

- --------

(1) Calculated based on 8,599,524 shares of Class A common stock outstanding and 8,502,834 shares of Class B common stock outstanding as of November 7, 1994. However, for purposes of computing the beneficial ownership of any individual, it was assumed that such individual had exercised all options and/or made all conversions by which that individual had the right, within 60 days following November 7, 1994, to acquire shares of Class A common stock.

(2) The certificate of incorporation allows the holders of Class B common stock to convert such shares to an equal number of shares of Class A common stock at any time. All shares of Class A common stock to be sold by the Selling Stockholders in the Offerings will be converted from shares of Class B common stock prior to consummation of the Offerings by the Selling Stockholders.
(3) James T. Hudson holds 100 shares of Class A common stock in his own name. He has rights under revocable proxies to vote 1,000,000 shares of Class A common stock, which are held in blocks of 500,000 each by Charles B. Jurgensmeyer and Gary L. Anderson, a former officer of the Company. Mr. Hudson's wife holds 1,000 shares of Class A common stock in her own name. Because of the revocable proxies and Mrs. Hudson's stock ownership, Mr. Hudson is considered beneficially to own 1,001,000 shares of Class A common stock. Mr. Hudson has disclaimed beneficial ownership of those shares. Mr. Hudson also holds a total of 7,000,000 shares of Class B common stock, which may be converted at any time into a like number of shares of Class A common stock, and is thus considered to own the shares of Class A common stock into which his shares of Class B common stock may be converted.

(4) Includes shares of Class A common stock that the named individual may acquire within the next 60 days by exercise of stock options, in the following amounts: James T. Hudson, 37,285; James R. Hudson, 5,800; and Jane M. Helmich, 37,285 (through the exercise of options held by her husband, Larry E. Helmich).


(5) James R. Hudson and Jane M. Helmich each hold 500,000 shares of Class B common stock, which may be converted at any time into a like number of shares of Class A common stock. Mr. Hudson and Ms. Helmich are thus considered beneficially to own the shares of Class A common stock into which their shares of Class B common stock may be converted.

(6) James T. Hudson holds 7,000,000 shares of Class B common stock in his own name. In addition, Mr. Hudson has rights under revocable proxies to vote another 1,500,000 shares, which are held in blocks of 500,000 each by Michael T. Hudson, James R. Hudson and Jane M. Helmich, and thus is considered a beneficial owner of those shares. James T. Hudson cannot convert these shares of Class B common stock to Class A common stock and, therefore, such shares are not attributed to him as Class A common stock. Mr. Hudson has disclaimed beneficial ownership of the shares for which he holds revocable proxies.

(7) See "Management" for the position, office or other relationship such person has with the Company.

                          DESCRIPTION OF COMMON STOCK

  The Company's certificate of incorporation permits the issuance of up to 40,000,000 shares each of Class A common stock, $.01 par value, and Class B common stock, $.01 par value. On November 7, 1994, there were 9,533,378 shares of Class A common stock issued (including 933,854 shares held in treasury) and 8,502,834 shares of Class B common stock issued and outstanding. The Transfer Agent and Registrar for both classes of common stock is Chemical Trust Company of Los Angeles, California.

  The Class A common stock has one vote per share, while the Class B common stock has ten votes per share in all matters submitted to a vote of the Company's stockholders. Except as required by law or the certificate of incorporation, holders of Class A or Class B common stock shall vote together as a single class. Holders of Class A and Class B common stock are entitled to receive such dividends and other distributions as may be determined by the Board of Directors out of any funds of the Company legally available therefor; provided, however, that no dividend may be declared and paid on the Class B common stock unless a dividend is also declared and paid on the Class A common stock, and, in such an event, the dividend per share of Class B common stock may not exceed 90% of the dividend per share of Class A common stock. Certain members of the Hudson family own substantially all of the Class B common stock which concentrates voting control over the Company in James T. Hudson and the Hudson family. The Class B common stock voting power is sufficient to, among other things, approve or prevent extraordinary corporate transactions, such as mergers, consolidations or sales of substantially all of the Company's assets and to elect or remove the members of the Board of Directors.

  Transfer of the Class B common stock may only be made to a "permitted transferee" as defined in the Company's certificate of incorporation, but shares of Class B common stock may be converted by the holder into an equal number of shares of Class A common stock at any time. The Company may not issue additional shares of Class B common stock without the approval of a majority of the votes of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class, except in connection with stock splits and stock dividends. The board of directors and the holders of a majority of the outstanding shares of Class B common stock may approve the conversion of all of the Class B common stock into shares of Class A common stock.

  In the event of a liquidation of the Company, all assets available for distribution after payment of all prior claims would be divided among and paid ratably to the holders of Class A common stock and Class B common stock.

  Subject to any conversion rights of the holders of Class B common stock, holders of Class A and Class B common stock have no preemptive rights to subscribe for or receive any part of the authorized stock of the Company, additional or increased issues of stock of any class or of any obligations convertible into any class or classes of stock. Further, no stockholder has the right to cumulate votes in the election of directors.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of the Company's Class A common stock (the "Common Stock") applicable to non-U.S holders of such common stock. In general, a "Non-U.S. Holder" is any person holding Common Stock other than (a) a citizen or resident of the United States, (b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, or (c) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current provisions of the Internal Revenue Code of 1986 (the "Code"), and administrative and judicial interpretations of the Code as of the date hereof, all of which are subject to change, and is for general information only. The discussion does not address aspects of taxation other than United States federal income and estate taxation and does not address all aspects of United States federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

DIVIDENDS

  In general, dividends with respect to the Common Stock paid to a Non-U.S. Holder will be subject to United States federal withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are (a) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, and (b) if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. Dividends effectively connected with such a trade or business and, if applicable, attributable to such a permanent establishment, will generally not be subject to withholding (if the Non-U.S. Holder files certain forms with the payor of the dividend) and generally will be subject to United States federal income tax at the same rates applicable to U.S. holders. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits) at a 30% rate (or any lower rate provided by an applicable income tax treaty if certain requirements are met). To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country in the absence of definite knowledge to the contrary.

SALE OF COMMON STOCK

  Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's common stock unless (a) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes and, provided the common stock continues to be regularly traded on an established securities market (as defined in Treasury Regulations), the Non-U.S. Holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock; (b) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (c) the Common Stock is disposed of by a Non-U.S. Holder who is an individual, who holds the Common Stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met. At present, the Company has made no determination as to whether it is a United States real property holding corporation, and there can be no assurance that the Company is not now or will not become, or be determined to be, such a corporation.

ESTATE TAX

  Common stock owned or treated as owned by an individual who is not a citizen or domiciliary of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) generally will not apply under existing Treasury regulations to dividends paid on Common Stock to a Non-U.S. Holder who is subject to United States federal withholding tax.

  The payment of the proceeds from the disposition of the Company's Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or though a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and generally will not be subject to information reporting. Under the existing Treasury regulations, unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain other conditions are met (or the owner otherwise establishes an exemption), information reporting (but not backup withholding) will apply to dispositions through (a) a non-U.S. office of a U.S. broker, and (b) a non-U.S. office of a non-U.S. broker that is either a "controlled foreign corporation" for United States federal income tax purposes or a person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business.

  Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the Non-U.S. Holder's United States federal income tax liability, if any), provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "U.S. Underwriters"), and concurrently with the sale of 800,000 shares of Common Stock to the International Underwriters (as defined below), the Company and the Selling Stockholders have severally agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters has severally agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
      UNDERWRITER                                                       SHARES
      -----------                                                      ---------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...........................................
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      A.G. Edwards & Sons, Inc........................................
                                                                       ---------
          Total....................................................... 3,200,000
                                                                       =========

  Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and A.G. Edwards & Sons, Inc. are acting as representatives (the "U.S. Representatives") of the several U.S. Underwriters.

  The Company and the Selling Stockholders have also entered into a purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Underwriters") for whom Merrill Lynch International Limited, Donaldson, Lufkin & Jenrette Securities Corporation and A.G. Edwards & Sons, Inc. are acting as representatives (the "International Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 3,200,000 shares of Common Stock to the U.S. Underwriters, the Company and the Selling Stockholders have severally agreed to sell to the International Underwriters, and the International Underwriters severally have agreed to purchase, an aggregate of 800,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement the several U.S. Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such Agreement if any of the shares of Common Stock being sold pursuant to such Agreement are purchased and in the International Purchase Agreement the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of nondefaulting U.S. Underwriters and International Underwriters (collectively, the "Underwriters") may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are conditioned upon one another.

  The U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include U.S. Underwriters) at such
price less a concession not in excess of $     per share of Common Stock. The
U.S. Underwriters may allow, and such dealers may reallow, a discount not in
excess of $     per share
of Common Stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  James T. Hudson, one of the Selling Shareholders, has granted to the U.S. Underwriters an option to purchase up to an aggregate of 480,000 additional shares of Common Stock, and the International Underwriters an option to purchase up to an aggregate of 120,000 shares of Common Stock, in each case exercisable for 30 days after the date hereof, to cover overallotments, if any, at the public offering price, less the underwriting discount. To the extent that the U.S. Underwriters exercise this option, each of the U.S. Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such shares of Common Stock that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock initially offered to the U.S. Underwriters hereby.

  The U.S. Underwriters and the International Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the selling concession.

  Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, and the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

  The Company, each executive officer, director of the Company, and beneficial owners of more than 5% of the outstanding shares of Common Stock, will agree, for a period of 120 days after the commencement of the public offering of the shares of Common Stock, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock or securities convertible into shares of Common Stock, without the prior written consent of the U.S. Representatives.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby is being passed upon for the Company by Wright, Lindsey & Jennings, Little Rock, Arkansas. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                        INDEPENDENT PUBLIC ACCOUNTANTS

  The consolidated balance sheets as of October 2, 1993, as restated, and October 1, 1994 and the consolidated statements of operations and cash flows for each of the two years in the period ended October 2, 1993, as restated, and the year ended October 1, 1994 included in this prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting. The consolidated balance sheet as of October 3, 1992, as restated, and the consolidated statements of operations and cash flows for the year ended September 28, 1991, as restated, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended January 1, 1994, January 2, 1993, April 2, 1994, April 3, 1993, July 2, 1994, and July 3, 1993 incorporated by reference in this prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly reports on Form 10-Q for the quarter ended January 1, 1994, April 2, 1994 and July 2, 1994, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants.........................................  F-2
Consolidated Balance Sheet as of October 2, 1993 and October 1, 1994......  F-3
Consolidated Statement of Operations for the years ended October 3, 1992,
 October 2, 1993 and October 1, 1994......................................  F-4
Consolidated Statement of Cash Flows for the years ended October 3, 1992,
 October 2, 1993 and October 1, 1994......................................  F-5
Notes to Consolidated Financial Statements................................  F-6
Supplemental Quarterly Financial Data (unaudited) for the years ended
 October 2, 1993 and October 1, 1994...................................... F-14

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Hudson Foods, Inc.

We have audited the accompanying consolidated balance sheet of Hudson Foods, Inc. and subsidiaries as of October 2, 1993, as restated, and October 1, 1994, and the related consolidated statements of operations and cash flows for each of the two years in the period ended October 2, 1993, as restated, and the year ended October 1, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hudson Foods, Inc. and subsidiaries as of October 2, 1993, and October 1, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 1, 1994, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Tulsa, Oklahoma

October 26, 1994

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                        OCTOBER 2,
                                                           1993
                                                       (AS RESTATED, OCTOBER 1,
                                                        SEE NOTE 7)     1994
                                                       ------------- ----------
                                                        (DOLLARS IN THOUSANDS)
                        ASSETS
Current assets:
 Cash and cash equivalents............................   $  3,891     $  1,899
 Receivables:
  Trade...............................................     58,441       66,490
  Other...............................................        219          481
                                                         --------     --------
                                                           58,660       66,971
 Less allowance for doubtful accounts.................      1,208        1,463
                                                         --------     --------
                                                           57,452       65,508
 Inventories..........................................    116,497      135,501
 Other................................................      7,275       12,073
                                                         --------     --------
 Total current assets.................................    185,115      214,981
Property, plant and equipment, net....................    205,613      229,050
Excess cost of investment over net assets acquired,
 net..................................................     15,807       15,244
Other assets..........................................      9,968       13,905
                                                         --------     --------
Total assets..........................................   $416,503     $473,180
                                                         ========     ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable........................................   $     --     $ 16,800
 Current portion of long-term obligations.............      5,085        5,109
 Accounts payable.....................................     31,555       41,188
 Accrued liabilities..................................     33,198       40,581
 Deferred income taxes (Note 7).......................     11,466       11,207
                                                         --------     --------
 Total current liabilities............................     81,304      114,885
                                                         --------     --------
Long-term obligations.................................     88,985       75,169
                                                         --------     --------
Deferred income taxes and deferred gain (Notes 7 and
 9)...................................................     72,312       73,937
                                                         --------     --------
Commitments and contingencies (Note 9)
Stockholders' equity:
 Common stock:
  Class A, $.01 par value, issued 8,630,407 and
   9,233,893 shares...................................         86           92
  Class B, $.01 par value, issued and outstanding
   8,502,052 and 8,501,882 shares.....................         85           85
 Additional capital...................................     87,638       97,505
 Retained earnings....................................     97,727      122,923
                                                         --------     --------
                                                          185,536      220,605
 Treasury stock, at cost (958,358 and 933,854 Class A
  shares).............................................    (11,634)     (11,416)
                                                         --------     --------
 Total stockholders' equity...........................    173,902      209,189
                                                         --------     --------
Total liabilities and stockholders' equity............   $416,503     $473,180
                                                         ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                  FOR THE YEARS ENDED
                                            --------------------------------
                                            OCTOBER 3, OCTOBER 2, OCTOBER 1,
                                               1992       1993       1994
                                                (AS RESTATED,
                                                 SEE NOTE 7)
                                            ---------- ---------- ----------
                                             (DOLLARS IN THOUSANDS, EXCEPT
                                                    PER SHARE DATA)
Sales......................................  $809,243   $920,545  $1,040,840
Cost of sales..............................   733,028    802,002     885,248
                                             --------   --------  ----------
Gross profit...............................    76,215    118,543     155,592
Selling expenses...........................    49,907     63,926      78,698
General and administrative expenses........    18,533     20,695      25,755
                                             --------   --------  ----------
Operating income...........................     7,775     33,922      51,139
                                             --------   --------  ----------
Other expense (income):
  Interest expense.........................     8,476      7,975       6,152
  Other, net...............................    (4,342)       530          --
                                             --------   --------  ----------
  Total other expense......................     4,134      8,505       6,152
                                             --------   --------  ----------
Income before income taxes.................     3,641     25,417      44,987
Income tax expense.........................     1,471      9,512      17,995
                                             --------   --------  ----------
Net income.................................  $  2,170   $ 15,905  $   26,992
                                             ========   ========  ==========
Earnings per share:
  Primary..................................     $0.15      $1.01       $1.62
  Fully diluted............................      0.15       1.01        1.61


   The accompanying notes are an integral part of the consolidated financial statements.

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                           FOR THE YEARS ENDED
                                   ------------------------------------------
                                    OCTOBER 3,      OCTOBER 2,     OCTOBER 1,
                                       1992            1993           1994
                                   (AS RESTATED, SEE NOTE 7)
                                   ------------    ------------    ----------
                                          (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income......................  $      2,170    $     15,905    $26,992
  Non-cash items included in net
   income:
    Depreciation..................        16,701          21,629     21,246
    Amortization..................         1,210           1,314      1,033
    Deferred income taxes.........           794             171        209
    Other.........................            --          (1,004)    (2,777)
  Changes in assets and
  liabilities:
    Trade and other receivables...        (3,566)        (10,667)    (8,056)
    Inventories...................        (5,748)         (8,461)   (19,004)
    Other.........................         1,452          (3,331)    (4,798)
    Accounts payable..............           452           1,430      9,633
    Accrued liabilities...........        (5,709)         12,021     11,814
                                    ------------    ------------    -------
  Cash flows provided by operating
   activities.....................         7,756          29,007     36,292
                                    ------------    ------------    -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Purchase of property, plant and
   equipment......................       (46,960)        (21,453)   (49,161)
  Disposition of property, plant
   and equipment, net.............         3,830           1,262      4,271
  Proceeds from sale-leaseback
   agreements (Note 9)............            --          19,167         --
  Acquisitions of businesses......        (4,701)           (825)        --
  Other...........................        (3,462)            523     (4,407)
                                    ------------    ------------    -------
  Cash flows used for investing
   activities.....................       (51,293)         (1,326)   (49,297)
                                    ------------    ------------    -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Additions (reductions) to notes
   payable........................        15,000         (15,000)    16,800
  Additions to long-term
   obligations....................        34,631           3,370         --
  Reductions of long-term
   obligations....................        (4,002)        (15,769)    (5,635)
  Dividends.......................        (1,503)         (1,706)    (1,796)
  Exercise of stock options and
   other..........................           164           1,366      1,644
                                    ------------    ------------    -------
  Cash flows provided by (used
   for) financing activities......        44,290         (27,739)    11,013
                                    ------------    ------------    -------
INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS.................           753             (58)    (1,992)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............         3,196           3,949      3,891
                                    ------------    ------------    -------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................  $      3,949    $      3,891    $ 1,899
                                    ============    ============    =======
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
 Cash paid during the year for:
  Interest, net of amounts
   capitalized....................  $     11,623    $      7,090    $ 6,321
  Income taxes....................         2,815           7,299     13,300

   The accompanying notes are an integral part of the consolidated financial statements.

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Following is a summary of significant accounting policies employed by Hudson Foods, Inc. and subsidiaries ("the Company") in the preparation of the consolidated financial statements.

  PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

  CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. At October 2, 1993 and October 1, 1994, cash and cash equivalents included temporary cash investments in certificates of deposit, U.S. treasury bills, repurchase agreements and U.S. government agency securities of $12,960,000 and $12,500,000, respectively. Cash equivalents are stated at cost, which approximates market value, and have been used to offset book overdrafts.


  CONCENTRATIONS OF CREDIT RISK. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables from large domestic companies. The Company generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to the Company's broad customer base. In fiscal years 1992, 1993 and 1994, one customer accounted for approximately 15.7%, 17.9% and 17.7% of consolidated sales, respectively.

  INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory cost includes the cost of raw materials and all applicable costs of processing.

  PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. When assets are sold or retired, the costs of the assets and the related accumulated depreciation are removed from the accounts and the resulting gains or losses are recognized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Interest costs of approximately $2,874,000, $1,467,000 and $1,702,000 were capitalized during 1992, 1993 and 1994, respectively.

  EARNINGS PER SHARE. Earnings per share are based on the weighted average number of shares outstanding. The primary earnings per share computation assumes that outstanding dilutive stock options were exercised and the proceeds used to purchase common shares. Earnings per share, assuming full dilution, gives effect to the conversion of outstanding convertible debentures and the exercise of dilutive stock options. In addition, 1992 earnings per share include the effect of the contingently issuable shares associated with the acquisition of Pierre Frozen Foods, Inc.

  EXCESS COST OF INVESTMENT OVER NET ASSETS ACQUIRED. The excess cost of investment over net assets acquired is being amortized using the straight-line method over periods ranging from 33 to 40 years. Accumulated amortization was $3,729,000 and $4,244,000 at October 2, 1993 and October 1, 1994, respectively.


  INCOME TAXES. The Company utilizes the asset and liability approach for financial accounting and reporting for income taxes as set forth in Statement of Financial Accounting Standards No. 109 ("SFAS 109"): Accounting for Income Taxes. SFAS 109 utilizes the liability method and deferred income taxes are recorded to reflect the expected tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.

  FISCAL YEAR. The Company utilizes a 52-53 week accounting period which ends on the Saturday closest to September 30.

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. INVENTORIES

                                                              OCT. 2,  OCT. 1,
                                                                1993     1994
                                                              -------  -------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
   Field inventory--broilers and breeder stock............... $ 26,333 $ 29,248
   Field inventory--turkeys and breeder stock................    8,914   10,432
   Feed, eggs and other......................................   21,318   21,581
   Finished products.........................................   59,932   74,240
                                                              -------- --------
     Total................................................... $116,497 $135,501
                                                              ======== ========

3. PROPERTY, PLANT AND EQUIPMENT

                                                              OCT. 2,  OCT. 1,
                                                                1993     1994
                                                              -------  -------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
   Land...................................................... $ 10,620 $ 10,644
   Buildings and improvements................................  162,606  165,482
   Machinery and equipment...................................  126,505  131,433
   Construction in progress..................................    7,219   42,027
                                                              -------- --------
                                                               306,950  349,586
   Less accumulated depreciation.............................  101,337  120,536
                                                              -------- --------
     Total................................................... $205,613 $229,050
                                                              ======== ========

4. FINANCING ARRANGEMENTS

  The Company's line of credit agreement (the "Agreement"), which expires June 30, 1997, provides for aggregate borrowings or letters of credit up to $100 million. At October 2, 1993, the Company had issued $7.2 million in letters of credit, and at October 1, 1994, had $6.8 million of short-term debt outstanding and had issued $8.2 million in letters of credit. The Agreement, among other things, limits the payment of dividends to approximately $2.8 million in any fiscal year and limits annual capital expenditures and lease obligations. It requires the maintenance of minimum levels of working capital and tangible net worth and that the current ratio, leverage ratio and cash flow coverage ratio be maintained at certain levels. It also limits the creation of new secured debt to $25.0 million and new unsecured short-term debt with parties outside the credit agreement to $20.0 million. At October 2, 1993 and October 1, 1994, $92.8 million and $85.0 million, respectively, was unused under the Agreement.

  On May 18, 1994, the Company entered into an unsecured term loan agreement with a financial institution giving the Company the right to borrow up to $50.0 million of senior notes with a fixed interest rate determined at the date of initial borrowing. The Company had not borrowed under the agreement at October 1, 1994. The agreement expires February 24, 1996.

  On July 8, 1994, the Company entered into an unsecured short-term line of credit agreement with a financial institution giving the Company the right to borrow up to $10.0 million. The agreement expires June 1, 1995. At October 1, 1994, the Company had $10.0 million, payable on demand, outstanding under this agreement. Additionally, on August 10, 1994, the Company entered into an unsecured short-term line of credit agreement with a financial institution giving the Company the right to borrow up to $10.0 million. Borrowings under this agreement, if any, are due and payable within 30 days. The Company had not borrowed under this agreement at October 1, 1994.

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCRUED LIABILITIES

                                                                OCT. 2, OCT. 1,
                                                                 1993    1994
                                                                ------- -------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
   Payroll and benefits........................................ $18,098 $25,173
   Income, property and other taxes............................   4,963   2,455
   Interest....................................................     195     339
   Other.......................................................   9,942  12,614
                                                                ------- -------
     Total..................................................... $33,198 $40,581
                                                                ======= =======

6. LONG-TERM OBLIGATIONS

                                                                OCT. 2, OCT. 1,
                                                                 1993    1994
                                                                ------- -------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
   8% Convertible Subordinated Debentures due 2006............. $17,436 $ 9,279
   8.99% Notes payable to an insurance company due March 15,
    1998.......................................................  16,031  15,302
   9.99% Notes payable to an insurance company due April 12,
    1997.......................................................  15,000  15,000
   7.62% Notes payable to an insurance company due Sept. 1,
    2002.......................................................  14,709  13,084
   9.95% Note payable to a bank due June 30, 1999..............   7,800   7,250
   7.20%-7.64% Notes payable to a bank due Sept. 1, 2002.......   9,084   8,084
   7.68% Notes payable to an insurance company due Sept. 1,
    2002.......................................................   5,625   5,000
   8.14% Notes payable to an insurance company due March 15,
    1998.......................................................   5,201   4,980
   Other--6%-9% payable in various maturities through 2002.....   3,184   2,299
                                                                ------- -------
   Total.......................................................  94,070  80,278
   Less current portion of long-term obligations...............   5,085   5,109
                                                                ------- -------
   Long-term obligations....................................... $88,985 $75,169
                                                                ======= =======

  On September 6, 1994, the Company called the 8% convertible subordinated debentures. Bondholders had the option of redeeming their debentures at 101.6% of the stated principle amount plus accrued interest, or converting their debentures into Class A common stock at $21 per share. As of October 1, 1994, the Company had converted $8.1 million of the debentures into 388,388 shares of common stock. Subsequent to October 1, 1994, the Company converted an additional $5.5 million of the debentures into 264,789 shares of common stock and redeemed the remaining $3.8 million, recognizing a $132,000 loss on the extinguishment.

  Certain of the Company's loan agreements require the maintenance of minimum working capital, and that net tangible asset, debt-to-equity and working capital ratios be maintained at specified levels. Also, such loan agreements contain limitations on capital expenditures, additional indebtedness and payment of dividends.

  The fair value of the Company's long-term obligations is based on discounted future cash flows using current interest rates. The fair value of the Company's long-term obligations at October 1, 1994, including current portion, is estimated to be approximately $80.4 million.

  At October 1, 1994, the aggregate amount of long-term obligations which will become due during each of the next five fiscal years is as follows: $5,109,000 in 1995; $5,216,000 in 1996; $20,301,000 in 1997; $22,259,000 in 1998; and
$9,898,000 in 1999.

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES

  Beginning in fiscal year 1994, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires that deferred income tax liabilities and assets be recognized for differences between the tax basis of assets and liabilities and their financial reporting amounts, measured by using presently enacted tax laws and rates. The Company elected to apply the provisions of SFAS 109 retroactively to September 28, 1986. As a result, a deferred tax liability and a corresponding increase in property, plant and equipment of $13,535,000 was recognized for the difference between the assigned values and the tax basis of assets and liabilities previously acquired in 1986 (Corbett Enterprises, Inc.), 1987 (Thies Companies, Inc.) and 1990 (Pierre Frozen Foods, Inc.). The adoption of SFAS 109 did not effect net income or earnings per share since increases in depreciation expense, due to adjustments for prior business combinations, were offset by the amortization of the deferred income taxes.

  Consolidated income tax expense for each of the three years in the period ended October 1, 1994 consists of the following:

                                                           FOR THE YEARS ENDED
                                                          ---------------------
                                                           OCT.   OCT.
                                                            3,     2,   OCT. 1,
                                                           1992   1993   1994
                                                           ----   ----  -------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Current provision:
  Federal................................................ $  606 $8,323 $16,067
  State..................................................     71  1,019   1,719
Deferred provision:
  Federal................................................    707    168     306
  State..................................................     87      2     (97)
                                                          ------ ------ -------
Total income tax expense................................. $1,471 $9,512 $17,995
                                                          ====== ====== =======

  Reconciliations of the statutory federal income tax rate with the effective income tax rate for each of the three years in the period ended October 1, 1994 are as follows:

                                                          FOR THE YEARS ENDED
                                                        -----------------------
                                                        OCT. 3, OCT. 2, OCT. 1,
                                                         1992    1993    1994
                                                        ------- ------- -------
Federal income tax rate................................  34.0%   34.8%   35.0%
State income taxes, net of federal benefit.............   4.0     3.6     2.7
Nondeductible items related to business acquisitions,
 net...................................................    .9      .1      .1
Jobs/research tax credit...............................    --    (2.1)    (.7)
Other..................................................   1.5     1.0     2.9
                                                         ----    ----    ----
Effective income tax rate..............................  40.4%   37.4%   40.0%
                                                         ====    ====    ====

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  An analysis of the Company's net current and long-term deferred tax liabilities (assets) at October 2, 1993 and October 1, 1994 is as follows:

                                                              OCT. 2,  OCT. 1,
                                                                1993    1994
                                                              -------  -------
                                                              (IN THOUSANDS)
Current:
  Inventory.................................................. $13,346  $15,057
  Allowance for doubtful accounts............................    (530)    (563)
  Accrued liabilities........................................  (1,026)  (3,037)
  Other......................................................    (324)    (250)
                                                              -------  -------
    Total current deferred income taxes...................... $11,466  $11,207
                                                              =======  =======
Long-term:
  Property, plant and equipment.............................. $22,806  $27,124
  Change from the cash basis to the accrual basis of
   accounting in 1988 for the "Family Farm" subsidiaries.....  38,159   38,159
  Other......................................................   1,616    1,700
                                                              -------  -------
    Total long-term deferred income taxes.................... $62,581  $66,983
                                                              =======  =======

  The Internal Revenue Service has examined the Company's 1989 and 1990 Federal income tax returns and has issued a notice of deficiency assessing additional taxes of $22.4 million and penalties of $5.8 million. If an assessment is ultimately upheld, it will result in the acceleration of previously recorded deferred income taxes. However, since most of the items in dispute relate to the timing of the recognition of income or deductions, a portion of the income taxes for years subsequent to 1990 would be refundable. Management is contesting the notice of deficiency and the case has been docketed for a hearing in early 1995 in federal tax court. Management believes that ultimate resolution of these matters will not have a material impact on the Company's financial position or results of operations.

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. EMPLOYEE BENEFIT AND COMPENSATION PLANS

  STOCK OPTION PLAN. The 1985 Stock Option Plan (the "Option Plan"), as amended, reserves 1,200,000 and 300,000 shares of the Company's Class A common stock for issuance as incentive stock options and nonqualified stock options, respectively. The Option Plan provides for the grant of options to key employees upon terms and conditions determined by a committee of the Board of Directors.

  Options expire no later than the tenth anniversary of the date of grant, and are exercisable at a price which is at least 100% of the fair market value of such shares on the date of grant (110% in the case of individuals holding at least 10% of the Company's Class A common stock).

  A summary of stock option activity related to the Option Plan for each of the three years in the period ended October 1, 1994 is as follows:

                                               NUMBER                 NUMBER OF
                                                 OF     OPTION PRICE   SHARES
                                               SHARES    PER SHARE   EXERCISABLE
                                               ------   ------------ -----------
Outstanding at September 28, 1991............  797,782  $5.06-$12.31   384,759
                                                                       =======
Granted......................................   21,000  $6.94
Exercised....................................  (31,200) $5.06-$ 7.13
Cancelled....................................  (13,900) $7.00-$10.00
                                              --------
Outstanding at October 3, 1992...............  773,682  $5.06-$12.31   593,105
                                                                       =======
Granted......................................  344,650  $7.56-$10.69
Exercised.................................... (168,805) $5.06-$10.50
Cancelled....................................  (38,600) $6.94-$10.00
                                              --------
Outstanding at October 2, 1993...............  910,927  $6.94-$12.31   569,394
                                                                       =======
Granted......................................      --            --
Exercised.................................... (214,928) $7.00-$12.31
Cancelled....................................   (4,450) $7.13-$10.50
                                              --------
Outstanding at October 1, 1994...............  691,549  $6.94-$10.69   482,309
                                              ========                 =======

  EMPLOYEE STOCK PURCHASE PLAN. The Company has reserved 1,000,000 shares of common stock for purchase under the 1990 Employee Stock Purchase Plan (the "Purchase Plan"), the purpose of which is to make available to eligible employees a means of purchasing shares of the Company's common stock at current market prices. Under the terms of the Purchase Plan, the Company contributes an amount annually, in cash or Class A stock, equal to 15% of the undistributed total of participants' contributions for the past ten years. All full-time employees of the Company (except those owning 10% or more of the Company's Class A stock) are eligible to participate in the Purchase Plan.

  RETIREMENT PLAN. In November 1985, the Company adopted a 401(k) Plan which, as amended, provides for Company matching of 50% of employee contributions not exceeding 4% of the participants' salary. The Company's contribution was $723,000 in 1992; $919,000 in 1993; and $1,168,000 in 1994.

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. COMMITMENTS AND CONTINGENCIES

  The Company leases distribution facilities, transportation and delivery equipment, poultry farms, and other equipment under operating leases expiring during the next five to ten years. Management expects that in the normal course of business the leases will be renewed or replaced by other leases.

  In November and December 1992, under sale-leaseback agreements, the Company sold certain equipment with a net book value of $4.5 million for $19.2 million cash. Annual payments under the operating lease agreements are $3.5 million. The gain of $14.7 million is being amortized over the terms of the leases. At October 2, 1993 and October 1, 1994, the unamortized portion of the deferred gain is included in the balance sheet captions "accrued liabilities" ($2,777,000 for both years) and "deferred income taxes and deferred gain" ($9,731,000 and $6,954,000, respectively).

  Total rental expense (net of amortized gain) was $21,158,000 in 1992; $20,603,000 in 1993; and $23,042,000 in 1994.

  At October 1, 1994, future minimum rental payments required under leases that have initial or remaining noncancellable terms in excess of one year are as follows: $18,727,000 in 1995; $16,762,000 in 1996; $13,619,000 in 1997;
$8,303,000 in 1998; and $4,347,000 in 1999.

  The Company maintains a self-insurance program for employee health care and workman's compensation costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not yet reported.

  On March 16, 1993, the United States of America, by the Attorney General of the United States acting at the request of the Environmental Protection Agency, filed a civil complaint against the Company alleging violations of the Federal Water Pollution Control Act (the "Act"). The complaint seeks, among other things, an injunction preventing the Company from discharging wastewater in violation of the Act from one of its processing facilities, and a civil penalty of up to $25,000 per day for each violation of the Act. A trial has been scheduled to commence in July 1995. In the event this matter results in an unfavorable outcome, it is not possible to estimate the amount of civil penalties or other expenditures, if any, that the court may award. The Company continues to vigorously contest this matter. Management believes that the outcome will not have a material adverse effect on the Company's consolidated financial position or results of operations.

  The Company is involved in litigation incidental to its business. Such litigation is not considered by management to be significant.

10. RELATED PARTY TRANSACTIONS

  Lease payments for transportation equipment made to the Company's chairman amounted to $907,000 in 1992; $936,000 in 1993; and $956,000 in 1994.

  Certain officers and employees of the Company own turkey and broiler farms and enter into grower contracts with the Company which provide for the payment of grower fees. The Company's arrangements with these officers and employees are similar to contracts with unrelated growers and, as such, do not include an ongoing commitment by the Company. Grower fees paid to these officers and employees amounted to $891,000 in 1992; $651,000 in 1993; and $689,000 in 1994.


  At October 2, 1993 and October 1, 1994, other current assets include $215,000 and $217,000, respectively, and other assets include $3,356,000 and $3,933,000, respectively, of accounts and notes receivable from an officer and director and entities controlled by this person.

11. SUBSEQUENT EVENT

  On October 12, 1994, the Company announced plans for a public offering of up to 2,500,000 shares of Class A common stock. The Company's proceeds from the offering are intended to be used for capital expenditures, including the construction of an integrated chicken processing complex near Henderson, Kentucky. Also, the Company announced that certain of its major stockholders will offer up to an additional 2,100,000 shares of Class A common stock. The Company will not receive any proceeds from the sale of the shares by such major stockholders.

                      HUDSON FOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.STOCKHOLDERS' EQUITY

                                    COMMON STOCK
                          ----------------------------------
                              CLASS A          CLASS B
                          ---------------- -----------------
                          NUMBER OF        NUMBER OF         ADDITIONAL RETAINED  TREASURY
                           SHARES   AMOUNT  SHARES    AMOUNT  CAPITAL   EARNINGS   STOCK
                          --------- ------ ---------  ------ ---------- --------  --------
                                              (DOLLARS IN THOUSANDS)
Balance at September 28,
 1991...................  6,397,041  $64   8,503,758   $85    $62,277    $82,861  $(11,788)
 Net income.............         --   --          --    --         --      2,170        --
 Stock exchange.........        706   --        (706)   --         --         --        --
 Exercise of stock
  options...............     31,200   --          --    --        180         --        --
 Purchase of common
  stock.................         --   --          --    --         --         --      (124)
 Issuance of stock under
  the Employee Stock
  Purchase Plan.........         --   --          --    --         21         --        87
 Cash dividends:
  Class A $.12 per
   share................         --   --          --    --         --       (652)       --
  Class B $.10 per
   share................         --   --          --    --         --       (851)       --
                          ---------  ---   ---------   ---    -------   --------  --------
Balance at October 3,
 1992...................  6,428,947   64   8,503,052    85     62,478     83,528   (11,825)
 Net income.............         --   --          --    --         --     15,905        --
 Stock exchange.........      1,000   --      (1,000)   --         --         --        --
 Exercise of stock
  options...............    168,805    2          --    --      1,193         --        --
 Contingent payment for
  1990 acquisition......     35,603   --          --    --       (825)        --        --
 Conversion of 14%
  debentures............  1,996,052   20          --    --     24,777         --        --
 Issuance of stock under
  the Employee Stock
  Purchase Plan.........         --   --          --    --         15         --       191
 Cash dividends:
  Class A $.12 per
   share................         --   --          --    --         --       (856)       --
  Class B $.10 per
   share................         --   --          --    --         --       (850)       --
                          ---------  ---   ---------   ---    -------   --------  --------
Balance at October 2,
 1993...................  8,630,407   86   8,502,052    85     87,638     97,727   (11,634)
 Net income.............         --   --          --    --         --     26,992        --
 Stock exchange.........        170   --        (170)   --         --         --        --
 Exercise of stock
  options...............    214,928    2          --    --      1,641         --        --
 Conversion of 8%
  debentures............    388,388    4          --    --      8,154         --        --
 Issuance of stock under
  the Employee Stock
  Purchase Plan.........         --   --          --    --         72         --       218
 Cash Dividends:
  Class A $.12 per
   share................         --   --          --    --         --       (946)       --
  Class B $.10 per
   share................         --   --          --    --         --       (850)       --
                          ---------  ---   ---------   ---    -------   --------  --------
Balance at October 1,
 1994...................  9,233,893  $92   8,501,882   $85    $97,505   $122,923  $(11,416)
                          =========  ===   =========   ===    =======   ========  ========

  On February 6, 1987, the Company's Restated Certificate of Incorporation was amended to create two classes of common stock. The amendment authorized the issuance of up to 40,000,000 shares of Class A common stock, par value $.01 per share, and 40,000,000 shares of Class B common stock, par value $.01 per share. Upon adoption of the amendment, each outstanding share of common stock converted automatically into a share of Class A common stock. During fiscal 1987, the Company concluded a one-time-only exchange offer in which holders of Class A common stock were given the opportunity to exchange their shares for an equivalent number of shares of Class B common stock. The Class B common stock has ten votes per share in most matters submitted to a vote of the Company's stockholders, while the Class A common stock has one vote per share. As a result of the exchange offer, voting control of the Company rests with the holders of Class B common stock. In addition, the dividend per share of Class B common stock may not exceed 90 percent of the dividend per share of Class A common stock. The number of outstanding Class A shares at October 2, 1993 and October 1, 1994 were 7,672,049 and 8,300,039, respectively.

                      HUDSON FOODS, INC. AND SUBSIDIARIES


             SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      QUARTER ENDED 1993
                          --------------------------------------------------------------------------
                                                  (AS RESTATED, SEE NOTE 7)
                            JANUARY 2       APRIL 3         JULY 3       OCTOBER 2     FISCAL 1993
                          -------------- -------------- -------------- -------------- --------------
Sales ..................        $231,691       $220,148       $224,887       $243,819       $920,545
Cost of sales...........         203,352        192,589        192,794        213,267        802,002
                          -------------- -------------- -------------- -------------- --------------
Gross profit............          28,339         27,559         32,093         30,552        118,543
Selling.................          14,145         16,701         16,912         16,168         63,926
General and
 administrative.........           4,811          5,132          5,320          5,432         20,695
                          -------------- -------------- -------------- -------------- --------------
Operating income........           9,383          5,726          9,861          8,952         33,922
Other expense, net......           2,456          2,576          1,719          1,754          8,505
                          -------------- -------------- -------------- -------------- --------------
Income before income
 taxes..................           6,927          3,150          8,142          7,198         25,417
Income tax expense......           2,654          1,289          3,151          2,418          9,512
                          -------------- -------------- -------------- -------------- --------------
Net income..............        $  4,273       $  1,861       $  4,991       $  4,780       $ 15,905
                          ============== ============== ============== ============== ==============
Earnings per share:
 Primary................           $ .30          $ .12          $ .30          $ .29          $1.01
 Fully diluted..........             .29            .13            .30            .29           1.01
Dividends:
 Class A................            .030           .030           .030           .030            .12
 Class B................            .025           .025           .025           .025            .10
Market price (high-low).       $14-7 1/2 $15 3/8-10 3/8 $13 7/8-10 1/4 $11 3/8-10 1/4  $15 3/8-7 1/2
                                                      QUARTER ENDED 1994
                          --------------------------------------------------------------------------
                            JANUARY 1       APRIL 2         JULY 2       OCTOBER 1     FISCAL 1994
                          -------------- -------------- -------------- -------------- --------------
Sales ..................        $250,292       $256,327       $266,773       $267,448     $1,040,840
Cost of sales...........         212,646        222,284        224,352        225,966        885,248
                          -------------- -------------- -------------- -------------- --------------
Gross profit............          37,646         34,043         42,421         41,482        155,592
Selling.................          19,257         18,839         20,223         20,379         78,698
General and
 administrative.........           6,474          6,122          6,309          6,850         25,755
                          -------------- -------------- -------------- -------------- --------------
Operating income........          11,915          9,082         15,889         14,253         51,139
Other expense, net......           1,829          1,717          1,442          1,164          6,152
                          -------------- -------------- -------------- -------------- --------------
Income before income
 taxes..................          10,086          7,365         14,447         13,089         44,987
Income tax expense......           3,991          2,993          5,616          5,395         17,995
                          -------------- -------------- -------------- -------------- --------------
Net income..............        $  6,095       $  4,372       $  8,831       $  7,694     $   26,992
                          ============== ============== ============== ============== ==============
Earnings per share:
 Primary................           $ .37          $ .26          $ .53          $ .46          $1.62
 Fully diluted..........             .36            .26            .52            .46           1.61
Dividends:
 Class A................            .030           .030           .030           .030            .12
 Class B................            .025           .025           .025           .025            .10
Market price (high-low).  $13 1/2-10 5/8 $16 5/8-11 1/8 $18 3/8-12 3/4 $25 1/8-17 7/8 $25 1/8-10 5/8

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SO-LICITATION OF AN OFFER TO BUY, SHARES IN ANY JURISDICTION WHERE, AS TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JU-RISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUN-DER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
Prospectus Summary........................................................   3
Use of Proceeds...........................................................   6
Dividend Policy...........................................................   6
Price Range of Common Stock...............................................   6
Capitalization............................................................   7
Selected Consolidated Financial Data......................................   8
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................   9
Business..................................................................  14
Management................................................................  19
Selling Stockholders......................................................  21
Description of Common Stock...............................................  22
Certain United States Federal Tax Considerations for Non-U.S. Holders of
 Common Stock.............................................................  23
Underwriting..............................................................  25
Legal Matters.............................................................  26
Independent Public Accountants............................................  26
Index to Consolidated Financial Statements................................ F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               4,000,000 SHARES


                         [LOGO OF HUDSON APPEARS HERE]

                             CLASS A COMMON STOCK

                                ---------------
                                  PROSPECTUS
                                ---------------

                              MERRILL LYNCH & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                           A.G. EDWARDS & SONS, INC.

                                         , 1994

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE. [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]                 +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

              PRELIMINARY PROSPECTUS DATED NOVEMBER 10, 1994

PROSPECTUS
                                4,000,000 SHARES

                                      LOGO
                         [LOGO OF HUDSON APPEARS HERE]
                              CLASS A COMMON STOCK

                                  -----------

  Of the 4,000,000 shares of Class A common stock offered hereby, 2,500,000 shares are being sold by Hudson Foods, Inc. ("Hudson" or the "Company") and 1,500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

  Of the 4,000,000 shares of Class A common stock offered hereby, 800,000 shares are being offered outside the United States and Canada by the International Underwriters (the "International Offering") and 3,200,000 shares are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for the Offerings. See "Underwriting."

  The Company's Class A common stock is listed on the New York Stock Exchange, Inc. under the symbol "HFI." On November 8, 1994, the last reported sale price of the Class A common stock on the New York Stock Exchange was $22 5/8. See "Price Range of Common Stock."
                                  -----------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                              PRICE TO     UNDERWRITING   PROCEEDS TO         PROCEEDS TO
                                               PUBLIC      DISCOUNT (1)    COMPANY (2)  SELLING STOCKHOLDERS (2)
- ----------------------------------------------------------------------------------------------------------------
Per Share.................................    $              $              $                   $
- ----------------------------------------------------------------------------------------------------------------
Total(3)..................................  $              $              $                  $
- ----------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the offering estimated at $           payable
    by the Company and $            payable by the Selling Stockholders.
(3) One of the Selling Stockholders has granted each of the International Underwriters and the U.S. Underwriters an option exercisable within 30 days after the date hereof to purchase up to 120,000 and 480,000 additional shares of Class A common stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will
    be $          , $           and $          , respectively. See
    "Underwriting."
                                  -----------
  The shares of Class A common stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A common stock will be made in
New York, New York on or about           , 1994.
                                  -----------
MERRILL LYNCH INTERNATIONAL LIMITED

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                                       A.G. EDWARDS & SONS, INC.
                                  -----------
                The date of this Prospectus is            , 1994

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Class A common stock offered hereby. The Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto. For further information with respect to the Company and such Class A common stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, including exhibits and schedules thereto, such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: 7 World Trade Center (13th Floor), New York, New York 10048; and Suite 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. In addition, copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates.

  The Company's Class A common stock is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  No action has been taken or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Class A common stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Class A common stock and the distribution of this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 1994; (ii) the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 1993; (iii) the Company's proxy statement for its annual meeting of stockholders held on February 11, 1994;
(iv) the Company's Form 10-Q for the quarter ended January 1, 1994; (v) the Company's Form 10-Q for the quarter ended April 2, 1994; (vi) the Company's Form 10-Q for the quarter ended July 2, 1994; (vii) the description of the Class A common stock contained in the Company's Form 8-A Registration Statement filed January 22, 1986, as amended by Form 8 filed January 19, 1987 and (viii) the Company's Form 8-K filed October 13, 1994; and (ix) the Company's Form 8-K filed October 28, 1994.

  All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus, and to be a part hereof from the date of filing such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Tommy D. Reynolds, Secretary, Hudson Foods, Inc., P.O. Box 777, Rogers, Arkansas 72757-0777, (501) 636-1100.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "International Underwriters"), and concurrently with the sale of 3,200,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company and the Selling Stockholders have severally agreed to sell to each of the International Underwriters and each of the International Underwriters has severally agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                         NUMBER
                                                                           OF
      UNDERWRITER                                                        SHARES
      -----------                                                        -------
      Merrill Lynch International Limited...............................
      Donaldson, Lufkin & Jenrette Securities Corporation...............
      A.G. Edwards & Sons, Inc..........................................
                                                                         -------
          Total......................................................... 800,000
                                                                         =======

  Merrill Lynch International Limited, Donaldson, Lufkin & Jenrette Securities Corporation and A.G. Edwards & Sons, Inc. are acting as representatives (the "International Representatives") of the several International Underwriters.

  The Company and the Selling Stockholders have also entered into a purchase agreement (the "U.S. Purchase Agreement") with certain underwriters inside the United States and Canada (the "U.S. Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and A.G. Edwards & Sons, Inc. are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 800,000 shares of Common Stock to the International Underwriters, the Company and the Selling Stockholders have severally agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 3,200,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In the International Purchase Agreement the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such Agreement if any of the shares of Common Stock being sold pursuant to such Agreement are purchased and in the U.S. Purchase Agreement the several U.S. Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of nondefaulting U.S. Underwriters and International Underwriters (collectively, the "Underwriters") may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are conditioned upon one another.

  The International Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include International
Underwriters) at such price less a concession not in excess of $     per share
of Common Stock. The International Underwriters may allow, and such dealers may reallow, a discount not in excess of

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

$     per share of Common Stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  James T. Hudson, one of the Selling Shareholders, has granted to the International Underwriters an option to purchase up to an aggregate of 120,000 additional shares of Common Stock, and the U.S. Underwriters an option to purchase up to an aggregate of 480,000 shares of Common Stock, in each case exercisable for 30 days after the date hereof, to cover overallotments, if any, at the public offering price, less the underwriting discount. To the extent that the International Underwriters exercise this option, each of the International Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such shares of Common Stock that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock initially offered to the International Underwriters hereby.

  The U.S. Underwriters and the International Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the selling concession.

  Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, and the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

  Each International Underwriter has agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document any shares of Common Stock offered hereby other than to persons whose ordinary business it is to buy or sell shares of debentures, whether as principal or agent or any shares of Common Stock offered hereby in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Common Stock in, from, or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise lawfully be issued or passed on.

  The Company, each executive officer, director of the Company, and beneficial owners of more than 5% of the outstanding shares of Common Stock, will agree, for a period of 120 days after the commencement of the public offering of the shares of Common Stock, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock or securities convertible into shares of Common Stock, without the prior written consent of the U.S. Representatives.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby is being passed upon for the Company by Wright, Lindsey & Jennings, Little Rock, Arkansas. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

              [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                        INDEPENDENT PUBLIC ACCOUNTANTS

  The consolidated balance sheets as of October 2, 1993, as restated, and October 1, 1994 and the consolidated statements of operations and cash flows for each of the two years in the period ended October 2, 1993, as restated, and the year ended October 1, 1994 included in this prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting. The consolidated balance sheet as of October 3, 1992, as restated, and the consolidated statements of operations and cash flows for the year ended September 28, 1991, as restated, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended January 1, 1994, January 2, 1993, April 2, 1994, April 3, 1993, July 2, 1994, and July 3, 1993
incorporated by reference in this prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly reports on Form 10-Q for the quarter ended January 1, 1994, April 2, 1994 and July 2, 1994, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UN-DERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICI-TATION OF AN OFFER TO BUY, SHARES IN ANY JURISDICTION WHERE, AS TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDIC-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

 THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE SHARES OF CLASS A COMMON STOCK IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERV-ICES ACT 1986 AND THE COMPANIES ACT 1985 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE SHARES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."

 IN THIS PROSPECTUS, REFERENCE TO "DOLLARS" AND "$" ARE TO UNITED STATES DOL-LARS UNLESS STATED OTHERWISE.
                                ---------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
Prospectus Summary........................................................   3
Use of Proceeds...........................................................   6
Dividend Policy...........................................................   6
Price Range of Common Stock...............................................   6
Capitalization............................................................   7
Selected Consolidated Financial Data......................................   8
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................   9
Business..................................................................  14
Management................................................................  19
Selling Stockholders......................................................  21
Description of Common Stock...............................................  22
Certain United States Federal Tax Considerations for Non-U.S. Holders of
 Common Stock.............................................................  23
Underwriting..............................................................  25
Legal Matters.............................................................  26
Independent Public Accountants............................................  27
Index to Consolidated Financial Statements................................ F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                4,000,000 SHARES


                                      LOGO
                         [LOGO OF HUDSON APPEARS HERE]

                              CLASS A COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                ---------------

                                 MERRILL LYNCH
                             INTERNATIONAL LIMITED

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           A.G. EDWARDS & SONS, INC.

                                          , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses of this offering in connection with this registration statement, other than underwriting compensation, are estimated as follows:

      SEC Registration Fee............................................ $ 33,612
      NASD Filing Fee.................................................   10,248
      Blue Sky Fees and Expenses......................................   17,500
      Accounting Fees and Expenses....................................   60,000
      Legal Fees and Expenses.........................................  150,000
      Printing and Engraving..........................................  160,000
      Transfer Agent's Fees and Expenses..............................    3,000
      Miscellaneous...................................................       --
                                                                       --------
          Total....................................................... $434,360
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Amended and Restated Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for each breach of fiduciary duty as a director involving any act or omission of any such director occurring on or after February 6, 1987, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase or redemption in violation of Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation also provides that directors, officers and employees of the Company may be indemnified as follows:

  The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Any indemnification under this paragraph (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

  Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this paragraph. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

  The Company's directors and officers are also covered by insurance policies indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

  Section 7 of each of the U.S. Purchase Agreement and the International Purchase Agreement filed as Exhibits 1.1 and 1.2, respectively, provide that the Underwriters named therein will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                                       DESCRIPTION
 -------                                      -----------
   1.1    --Form of U.S. Purchase Agreement
   1.2    --Form of International Purchase Agreement
  *3.1    --Restated By-Laws of the Company, as amended to date.
  *4.1    --Restated Certificate of Incorporation of Hudson Foods, Inc., Section 4 (Incorpo-
            rated by reference from Hudson Foods, Inc. Form S-4 Registration Statement No.
            33-15274, as amended, filed with the Securities and Exchange Commission on June
            23, 1987).
  *4.2    --Indenture, dated as of October 1, 1986, between Hudson Foods, Inc. and The First
            National Bank of Boston (formerly Bank of America National Trust and Savings As-
            sociation) (Incorporated by reference from Hudson Foods, Inc. Form S-1 Registra-
            tion Statement No. 33-8889, as amended, filed with the Securities and Exchange
            Commission on September 19, 1986).
   5.1    --Opinion of Wright, Lindsey & Jennings regarding legality.
 *15.1    --Letter regarding unaudited interim financial information.
  23.1    --Consent of Wright, Lindsey & Jennings (contained in Exhibit 5.1 hereto).
  23.2    --Consent of Coopers & Lybrand L.L.P., Independent Certified Public Accountants.
 *24.1    --Powers of Attorney of Messrs. James T. Hudson, Michael T. Hudson, Charles B.
            Jurgensmeyer, James R. Hudson, Elmer W. Shannon, Jerry L. Hitt, M.D., Kenneth N.
            May and Ms. Jane M. Helmich.
  27.1    --Financial Data Schedule (12 months).

- --------

 * Previously filed.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective;

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    3. For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ROGERS, STATE OF ARKANSAS, ON NOVEMBER 9, 1994.

                                          Hudson Foods, Inc.
                                            (Registrant)

                                            /s/   Tommy D. Reynolds
                                          By __________________________________

                                                  Tommy D. Reynolds

                                               Secretary and Treasurer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


                *                    Chairman, Chief Executive
____________________________________   Officer and Director
          James T. Hudson              (Principal Executive
                                       Officer)

                *                    President, Chief Operating
____________________________________   Officer and Director
         Michael T. Hudson

                *                    Executive Vice President--
____________________________________   Finance (Principal
      Charles B. Jurgensmeyer          Financial and Accounting
                                       Officer) and Director

                *                    Director                       November 9, 1994
____________________________________
          James R. Hudson

                *                    Director
____________________________________
          Jane M. Helmich

                *                    Director
____________________________________
          Elmer W. Shannon

                *                    Director
____________________________________
        Jerry L. Hitt, M.D.

                *                    Director
____________________________________
           Kenneth N. May

   /s/ Tommy D. Reynolds
*By ___________________________

 Tommy D. Reynolds, Attorney-
         in-Fact